EXHIBIT 99.4
                                                                    ------------



                             UNDERWRITING AGREEMENT



February 14, 2005

Compton Petroleum Corporation
3300, 425 - 1st Street S.W.
Calgary, Alberta
T2P 3L8

ATTENTION:  Mr. Ernie G. Sapieha, President and Chief Executive Officer

Dear Sir:

RE:      OFFERING OF 7,500,000 COMMON SHARES
--------------------------------------------

         Tristone Capital Inc. ("TRISTONE"), as lead managing underwriter, together with GMP Securities Ltd., FirstEnergy Capital Corp., TD Securities Inc., BMO Nesbitt Burns Inc., CIBC World Markets Inc., Orion Securities Inc., Raymond James Ltd., Scotia Capital Inc. and Salman Partners Inc. (collectively, the "UNDERWRITERS") understand that Compton Petroleum Corporation ("COMPTON" or the "CORPORATION") proposes to issue and offer for sale an aggregate of 7,500,000 Common Shares (as defined herein) (the "OFFERED SHARES") at a price of $12.00 per share upon the terms described herein and in the Prospectuses (as defined herein). We also understand that Compton has prepared and filed the Preliminary Prospectus (as defined herein) and will prepare and file the Final Prospectus (as defined herein) and all other necessary documents required under the Mutual Reliance Procedures (as defined herein) and the Securities Laws (as defined herein) in order to qualify the distribution to the public of the Offered Shares in each of the Qualifying Jurisdictions (as defined herein).

         Subject to the terms and conditions contained herein and on the basis of the representations and warranties made herein, the Underwriters hereby agree to act as, and the Corporation hereby appoints, the Underwriters as the sole and exclusive underwriters of the Corporation to offer the Offered Shares for sale in the Qualifying Jurisdictions and the United States of America. The Underwriters hereby severally, but not jointly, in the respective percentages set forth in Section 19, agree to offer to purchase from Compton at the Closing Time (as defined herein), and by the acceptance of the offer made by this letter, Compton hereby agrees to sell to the Underwriters at the Closing Time, all, but not less than all, of the Offered Shares, at the purchase price of $12.00 per share, being an aggregate purchase price of $90,000,000.

         The Underwriters shall be entitled (but not obligated), in their sole discretion, to engage as sub-agents other registered securities dealers and may receive (for delivery to the Corporation at the Closing Time) subscriptions for Offered Shares from other registered securities dealers. The fee payable to such sub-agents shall be for the account of the Underwriters.

         Notwithstanding the foregoing, any Offered Shares that are sold to "Institutional Accredited Investors" pursuant to and as defined in Schedule A hereto, will be sold to such persons as substituted purchasers, directly by Compton. The Underwriters' commitment to purchase the Offered Shares pursuant to this Agreement will be reduced to the extent that the Offered Shares are sold to substituted purchasers pursuant to Schedule A.

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UNDERWRITING AGREEMENT
COMPTON PETROLEUM CORPORATION, FEBRUARY 14, 2005                   PAGE  2 OF 40


         In consideration of the agreement of the Underwriters to purchase the Offered Shares hereunder and to offer them to the public and for the services to be rendered by the Underwriters in connection herewith, Compton agrees to pay to Tristone, on behalf of the Underwriters at the Closing Time, a fee of $0.48 for each Offered Share purchased, being an aggregate fee of $3,600,000 and the expenses and other amounts contemplated in this Agreement. For greater certainty, the services provided by the Underwriters in connection herewith are not subject to the Goods and Services Tax ("GST") provided for in the EXCISE TAX ACT (Canada) and taxable supplies provided will be incidental to the exempt financial services provided.

         This offer is conditional upon and subject to the terms and conditions set forth below.

1.       DEFINITIONS AND INTERPRETATION.

         (a) Where used in this Agreement, the following terms shall have the following meanings:

                  "ABCA" means the BUSINESS CORPORATIONS ACT (Alberta), R.S.A. 2000, c.B-9, as amended, including the regulations promulgated thereunder;

                  "AFFILIATE" has the meaning ascribed to that term in the SECURITIES ACT (Alberta);

                  "AGREEMENT" means the agreement resulting from the acceptance by Compton of the offer made by the Underwriters by this letter, as it may be amended from time to time as provided herein;

                  "AIF" means the annual information form of Compton dated May 14, 2004;

                  "ASC" means the Alberta Securities Commission;

                  "AUDITORS" means Grant Thornton LLP, chartered accountants, Calgary, Alberta;

                  "BENEFICIARIES" has the meaning given to it in Section 13(d);

                  "BUSINESS DAY" means a day other than a Saturday, a Sunday or a day on which the principal chartered banks located in Calgary, Alberta are not open for business;

                  "CLAIMS" has the meaning given to it in Section 13(a);

                  "CLOSING DATE" means February 18, 2005 or such earlier or later date as may be agreed to in writing by Compton and the Underwriters, each acting reasonably, but in any event not later than February 28, 2005, subject to postponement in accordance with Section 19;

                  "CLOSING TIME" means 6:30 a.m. (Calgary time) on the Closing Date, or such other time on the Closing Date as may be agreed by Compton and the Underwriters;

                  "COMMON SHARES" means the common shares in the capital of Compton;

                  "CONTRACT" has the meaning given to it in Subsection
                  8(q)(iii);

                  "COMPTON" means Compton Petroleum Corporation, a corporation incorporated pursuant to the ABCA;

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UNDERWRITING AGREEMENT
COMPTON PETROLEUM CORPORATION, FEBRUARY 14, 2005                   PAGE  3 OF 40


                  "CORPORATION'S COUNSEL" means Stikeman Elliott LLP, or such other counsel selected by the Corporation with the consent of the Underwriters, such consent not to be unreasonably withheld;

                  "CREDIT FACILITY" means the senior credit facilities described under the heading "Capitalization of Compton" in the Final Prospectus;

                  "DISTRIBUTION" means "DISTRIBUTION" or "DISTRIBUTION TO THE PUBLIC", as those terms are defined in the Securities Laws and "DISTRIBUTE" has a corresponding meaning;

                  "DOCUMENTS" means, collectively:

                  (i)      the AIF;

                  (ii) the Management Proxy Circular of the Corporation dated May 3, 2004 relating to the annual and special meeting of shareholders of the Corporation held on June 17, 2004 (excluding those portions thereof which appear under the headings "Composition of the Governance and Compensation Committee", "Report on Executive Compensation", "Performance Graph" and "Statement of Corporate Governance Practices"; and

                  (iii)    the Financial Information;

                  "ENVIRONMENTAL AUTHORIZATIONS" means all material authorizations, permits, certificates, consents, approvals, resolutions, licences, orders, permissions, exemptions, filings, recordings or registrations required or advisable under Environmental Laws;

                  "ENVIRONMENTAL CONTAMINANT" means any substance, activity, condition or other phenomenon the existence of which gives rise or could reasonably be expected, if any action were taken by any governmental agency or third party, to give rise to any notification, control, restriction, consent or other regulation or liability, sanction, order, notice or any requirement or agreed course of action under or arising out of the purported exercise by such government agency of its powers, duties and functions under Environmental Law (but excluding any petroleum products and related sediment and water received, stored or produced on or transported from, and any other consumables brought on to, the site of any property in each case in the ordinary course of business and provided that they are stored, received, produced, transported, consumed and/or used in accordance with good oilfield practice and with applicable Environmental Laws);

                  "ENVIRONMENTAL LAWS" means all applicable laws, treaties, conventions, statutes, ordinances, by-laws, regulations, orders, directives and decisions rendered by any local, provincial or federal government, ministry, department or administrative or regulatory agency relating to the protection of the environment, occupational health and safety or the processing, use, treatment, storage, disposal, discharge, transport or handling of any pollutants, contaminants, chemicals or industrial, toxic or hazardous wastes or substances;

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UNDERWRITING AGREEMENT
COMPTON PETROLEUM CORPORATION, FEBRUARY 14, 2005                   PAGE  4 OF 40


                  "FINANCIAL INFORMATION" means the Financial Statements and the following:

                  (i) management's discussion and analysis of the financial condition and operations of Compton for the years ended December 31, 2003 and 2002, and

                  (ii) management's discussion and analysis of the financial condition and operations of Compton for the nine months ended September 30, 2004 and 2003;

                  "FINAL PROSPECTUS" means the (final) short form prospectus of Compton in the English language and the French language version thereof and any amendments thereto, including the documents incorporated by reference therein (unless the context otherwise indicates) relating to the qualification for distribution of the Offered Shares under the Securities Laws in all the Qualifying Jurisdictions;

                  "FINANCIAL STATEMENTS" means, collectively:

                  (i) the audited annual consolidated financial statements of the Corporation as at and for the years ended December 31, 2002 and 2003 together with the auditor's report thereon and the notes thereto, and

                  (ii) the unaudited consolidated interim financial statements of the Corporation as at and for the nine month periods ending on September 30, 2003 and 2004, together with the notes thereto;

                  "GAAP" means generally accepted accounting principles determined with reference to the Handbook of the Canadian Institute of Charted Accountants or any successor institute, as amended from time to time;

                  "INDEMNIFIED PARTIES" and "INDEMNIFIED PARTY" have the meanings given to them in Subsection 13(a);

                  "INTERESTS" has the meaning ascribed thereto in Subsection 8(v)(i);

                  "MATERIAL CHANGE" has the meaning ascribed thereto in the Securities Laws;

                  "MATERIAL FACT" has the meaning ascribed thereto in the Securities Laws;

                  "MISREPRESENTATION" has the meaning ascribed thereto in the Securities Laws;

                  "MUTUAL RELIANCE PROCEDURES" means the mutual reliance review system and procedures provided for under NATIONAL POLICY 43-201 - MUTUAL RELIANCE REVIEW SYSTEM FOR PROSPECTUSES AND ANNUAL INFORMATION FORMS of the Canadian Securities Administrators, as amended or replaced;

                  "NETHERLAND SEWELL" means Netherland, Sewell & Associates, Inc., independent oil and natural gas reservoir engineers;

                  "NETHERLAND SEWELL REPORT" means the engineering report dated January 1, 2004 prepared by Netherland Sewell evaluating the crude oil, natural gas and natural gas liquids reserves attributable to Compton's properties, in accordance with the standards contained in the Canadian Oil and Gas Evaluation Handbook and the reserves definitions

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UNDERWRITING AGREEMENT
COMPTON PETROLEUM CORPORATION, FEBRUARY 14, 2005                   PAGE  5 OF 40


                  set out by the Canadian Securities Administrators in NATIONAL INSTRUMENT 51-101 - STANDARDS OF DISCLOSURE FOR OIL AND GAS ACTIVITIES;

                  "NI 44-101" means NATIONAL INSTRUMENT 44-101 - SHORT FORM PROSPECTUS DISTRIBUTIONS of the Canadian Securities Administrators, as amended or replaced;

                  "OFFERING" means the offering by Compton of the Offered Shares pursuant to this Agreement;

                  "OFFERING DOCUMENTS" has the meaning given to it in Subsection 6(a)(ii);

                  "PARTNERSHIP" means Compton Petroleum, an Alberta partnership, of which the partners are Compton and Hornet Energy Ltd.;

                  "PRE-FILING DUE DILIGENCE SESSION" means each of the oral due diligence sessions held prior to the filing of the Final Prospectus or any Supplementary Material, for which the Underwriters and Underwriters' Counsel have distributed or may distribute a list of written questions to be answered at such due diligence session (which list may be augmented by additional questions posed at a due diligence session) by the Corporation's senior management, auditors, independent engineers and other experts as requested by the Underwriters;

                  "PRELIMINARY PROSPECTUS" means the preliminary short form prospectus of Compton in the English language dated February 2, 2005, and the French language version thereof, and any amendments thereto, including the documents incorporated by reference therein (unless the context otherwise indicates), relating to the qualification for distribution of the Offered Shares under the Securities Laws in all the Qualifying Jurisdictions;

                  "PROSPECTUSES" means, collectively, the Preliminary Prospectus and the Final Prospectus;

                  "PUBLIC RECORD" means all information filed by or on behalf of Compton with the Securities Commissions relating to Compton and the Subsidiaries, including without limitation the Documents, any Subsequent Disclosure Documents, the Prospectuses, the Financial Information, any Supplementary Material and any other information filed by or on behalf of Compton with any Securities Commission in compliance, or intended compliance, with the Securities Laws and are publicly available or accessible;

                  "QUALIFYING JURISDICTIONS" means, collectively, each of the provinces of Canada;

                  "REGULATION D" means Regulation D adopted by the SEC under the U.S. Securities Act;

                  "RULE 144A" means Rule 144A adopted by the SEC under the U.S. Securities Act;

                  "SEC" means the U.S. Securities and Exchange Commission;

                  "SECURITIES COMMISSION" means the applicable securities commission or regulatory authority in each of the Qualifying Jurisdictions, and "SECURITIES COMMISSIONS" means all of them;

                  "SECURITIES LAWS" means, collectively, all applicable securities laws of each of the Qualifying Jurisdictions and the respective regulations, rules, policies, instruments and

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UNDERWRITING AGREEMENT
COMPTON PETROLEUM CORPORATION, FEBRUARY 14, 2005                   PAGE  6 OF 40


                  orders made thereunder together with all applicable published orders and rulings of the Securities Commissions;

                  "SELLING FIRM" has the meaning given to it in Section 3(a);

                  "SENIOR NOTES" means the 9.9% Senior Notes due 2009 issued by Compton;

                  "STANDARD LISTING CONDITIONS" has the meaning ascribed thereto in Subsection 5(a)(vi);

                  "SUBSEQUENT DISCLOSURE DOCUMENTS" means any financial statements, information circulars, annual information forms, material change reports or other documents issued by Compton after the date of this Agreement which are, or are deemed under the Securities Laws to be, incorporated by reference into the Prospectus;

                  "SUBSIDIARY" means each of Hornet Energy Ltd. and the Partnership;

                  "SUPPLEMENTARY MATERIAL" means, collectively, the English and French versions of any amendment to the Preliminary Prospectus, the Final Prospectus, or any ancillary materials that may be filed by or on behalf of Compton under the Securities Laws relating to the distribution of the Offered Shares;

                  "TRISTONE" means Tristone Capital Inc.;

                  "TSX" means the Toronto Stock Exchange;

                  "UNDERWRITERS' COUNSEL" means Fraser Milner Casgrain LLP or such other counsel selected by the Underwriters with the consent of the Corporation, such consent not to be unreasonably withheld;

                  "U.S. EXCHANGE ACT" means the UNITED STATES SECURITIES EXCHANGE ACT OF 1934, as amended;

                  "U.S. SECURITIES ACT" means the UNITED STATES SECURITIES ACT OF 1933, as amended;

                  "U.S. SECURITIES LAWS" means the U.S. SECURITIES ACT, the U.S. EXCHANGE ACT, the rules and regulations of the SEC, and the applicable blue sky or securities legislation in the states of the United States; and

                  "U.S. WRAP" means the United States confidential offering memorandum of the Corporation dated February 14, 2005 relating to the distribution of the Offered Shares to purchasers in the United States.

         (b) Any reference in this Agreement to a Section, subsection, paragraph, subparagraph or Schedule shall refer to a Section, subsection, paragraph or subparagraph of, or Schedule to, this Agreement.

         (c) Any reference to "HERETO", "HEREIN", "HEREBY", "HEREUNDER", "THEREOF" or similar expressions means and refers to this Agreement and to any particular Section or other part of this Agreement.

         (d) Headings have been inserted for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

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UNDERWRITING AGREEMENT
COMPTON PETROLEUM CORPORATION, FEBRUARY 14, 2005                   PAGE  7 OF 40


         (e) All words and personal pronouns relating thereto shall be read and construed as the number and gender of the party or parties referred to in each case required and the verb shall be construed as agreeing with the required word or pronoun.

2.       PREPARATION AND FILING OF PROSPECTUS.

         (a) Compton represents and warrants to the Underwriters that it is eligible to use the short form prospectus distribution system and procedures described in NI 44-101 for the distribution of the Offered Shares.

         (b) Compton shall prepare and file the Final Prospectus and all other documents required under the Mutual Reliance Procedures and the Securities Laws with the Securities Commissions in accordance with the Mutual Reliance Procedures and the Securities Laws, with the ASC designated as the principal regulator under the Mutual Reliance Procedures and obtain a decision document under the Mutual Reliance Procedures from or on behalf of each of the Securities Commissions, evidencing that a receipt has been issued for the Final Prospectus by each of the Securities Commissions, and otherwise fulfil all legal requirements to enable the Offered Shares to be offered and sold to the public in each of the Qualifying Jurisdictions through the Underwriters or any other investment dealer or broker registered to transact such business in the applicable Qualifying Jurisdiction, and shall obtain such a final decision document for the Final Prospectus not later than 4:30 p.m. (Calgary time) on February 14, 2005 (or such later date or time as may be agreed to in writing by the Underwriters).

         (c) Prior to the filing of the Final Prospectus and prior to the filing with any Securities Commission of any Supplementary Material or any documents incorporated by reference therein after the date hereof, Compton shall have allowed the Underwriters to participate fully in the preparation of such documents (including the U.S. Wrap) and shall have allowed the Underwriters and their advisors and representatives to conduct all due diligence investigations which they may reasonably require in order to fulfil their obligations as underwriters and in order to enable them to execute the certificates required to be executed by them in the Final Prospectus and any Supplementary Material as may be necessary.

         (d) During the period of distribution of the Offered Shares, Compton shall promptly take or cause to be taken all additional steps and proceedings that from time to time may be required under the Securities Laws to continue to qualify the Offered Shares for distribution in the Qualifying Jurisdictions or, in the event that the Offered Shares have, for any reason, ceased to so qualify, to again qualify the Offered Shares for distribution in the Qualifying Jurisdictions.

         (e) Without limiting the scope of the due diligence inquires and investigations that may be conducted by or on behalf of Underwriters, Compton will use its reasonable commercial efforts to cause its directors, senior management and audit committee, counsel, and independent engineers and other applicable experts, and will use its reasonable commercial efforts to cause its auditors, to be available to answer any questions which the Underwriters or the Underwriters' Counsel have or may have, including the participation of such persons in each Pre-Filing Due Diligence Session. The Underwriters will distribute or may distribute lists of written questions (which lists may be augmented by additional questions posed at the Pre-Filing Due Diligence Sessions) to be answered in advance of such Pre-Filing Due Diligence Sessions and Compton will

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UNDERWRITING AGREEMENT
COMPTON PETROLEUM CORPORATION, FEBRUARY 14, 2005                   PAGE  8 OF 40


                  answer such questions and will use its reasonable commercial efforts to have its outside consultants, counsel, auditors, independent engineers and other experts who have been asked by the Underwriters to attend and respond to questions at such Pre-Filing Due Diligence Sessions.

3.       DISTRIBUTION AND CERTAIN OBLIGATIONS OF UNDERWRITERS.

         (a) The Underwriters shall offer the Offered Shares (as applicable) to the public directly and through other investment dealers or brokers (other than the Underwriters) (each, a "SELLING FIRM") upon the terms and conditions set out in the Final Prospectus and this Agreement in the Qualifying Jurisdictions and shall comply with, and shall require any Selling Firm to agree to comply with, in all material respects, the Securities Laws in connection with the distribution and sale of the Offered Shares. The Underwriters shall promptly notify Compton when, in their opinion, the Underwriters and the Selling Firms have ceased distribution of the Offered Shares and as soon as reasonably practicable, and in any event within 30 days, after the Closing Date shall provide a breakdown of the number of Offered Shares distributed in each of the Qualifying Jurisdictions where such breakdown is required for the purpose of calculating fees payable to the Securities Commissions.

         (b) For the purposes of this Section 3, the Underwriters shall be entitled to assume that the Offered Shares are qualified for distribution by duly registered investment dealers and brokers in any of the Qualifying Jurisdictions where a receipt or similar document for the Final Prospectus has been obtained from the applicable Securities Commission (including the final decision document for the Final Prospectus issued under the Mutual Reliance Procedures) following the filing of the Final Prospectus unless otherwise notified in writing.

         (c) The Underwriters shall use reasonable commercial efforts to complete and to cause the Selling Firms to complete the distribution of the Offered Shares as soon as possible.

         (d) Notwithstanding the foregoing provisions of this Section 3, an Underwriter will not be liable to Compton under this Section 3 with respect to a default under this Section 3 by another Underwriter or Selling Firm, as the case may be.

         (e) Prior to the filing of the Final Prospectus, the Underwriters shall deliver to Compton duly completed and originally executed certificates of authentication (SEDAR Form 6) for each person who has executed the Final Prospectus on behalf of the Underwriters.

4.       SALES RESTRICTIONS.

         (a) The Underwriters shall offer the Offered Shares for sale to the public, directly and through Selling Firms, only as permitted by Securities Laws and upon the terms and conditions set forth in the Final Prospectus and in this Agreement, at an offering price not exceeding the offering price set forth on the cover page of the Final Prospectus.

         (b) The Underwriters will not solicit offers to purchase or sell the Offered Shares so as to require registration of the Offered Shares or filing of a prospectus with respect to the Offered Shares under the laws of any jurisdiction other than the Qualifying Jurisdictions.

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UNDERWRITING AGREEMENT
COMPTON PETROLEUM CORPORATION, FEBRUARY 14, 2005                   PAGE  9 OF 40


         (c) The Underwriters may offer the Offered Shares for sale in the United States through U.S. broker-dealer affiliates of the Underwriters to "Qualified Institutional Buyers" pursuant to Rule 144A or may arrange for the sale of the Offered Shares to "Institutional Accredited Investors" pursuant to an exemption from registration under the U.S. Securities Act upon the terms and conditions set forth in Schedule A.

         (d) The Underwriters agree, on behalf of themselves and their United States affiliates, for the benefit of Compton, to comply with the United States selling restrictions imposed by the laws of the United States and set forth in Schedule A, which forms part of this Agreement. They also agree to obtain such an agreement from each Selling Firm.

         (e) Notwithstanding the foregoing provisions of this Section 4, no Underwriter shall be liable to Compton under this Section 4 or Schedule A as a result of the violation by another Underwriter or Selling Firm (other than Selling Firm affiliates of such Underwriter) under this Section 4 or Schedule A if the Underwriter first mentioned is not itself also in violation.

5.       DELIVERIES ON FILING AND RELATED MATTERS.

         (a)      DELIVERY OF CERTAIN MATERIALS.

                  Compton shall deliver or cause to be delivered without charge to each of the Underwriters and the Underwriters' Counsel, at the respective times indicated, the documents set forth below:

                  (i) as soon as practicable after filing the Final Prospectus with the Securities Commissions, a copy of the Final Prospectus in each of the English and French languages signed and certified as required by the Securities Laws, together with any documents incorporated by reference therein which have not previously been delivered to the Underwriters, copies of the certificates of authentication (SEDAR Form 6) in respect of the Final Prospectus signed and certified as required by the Securities Laws, and a copy of any other document required to be filed by Compton in connection with the Final Prospectus under the laws of each of the Qualifying Jurisdictions in compliance with the Securities Laws;

                  (ii) at the time of delivery of the French language version of the Final Prospectus pursuant to this
                           Section 5(a), an opinion dated the date of the Final Prospectus, in form and substance satisfactory to the Underwriters and the Underwriters' Counsel, acting reasonably, addressed to the Underwriters and Underwriters' Counsel from the Corporation's Counsel to the effect that the French language version of the Final Prospectus (not including the documents incorporated by reference therein), and the AIF, are, in all material respects, complete and accurate translations of the English language versions thereof, and that the English and French language versions are not susceptible of any materially different interpretation with respect to any matter contained therein;

                  (iii) at the time of delivery of the French language versions of the Final Prospectus pursuant to this
                           Section 5(a), opinions dated the date of the Final Prospectus, in form and substance satisfactory to the Underwriters and the Underwriters' Counsel, acting reasonably, addressed to the Underwriters and Underwriters' Counsel from the Auditors, which, to the effect that the French language version

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UNDERWRITING AGREEMENT
COMPTON PETROLEUM CORPORATION, FEBRUARY 14, 2005                   PAGE 10 OF 40


                           of the Financial Information in, and incorporated by reference in, the Final Prospectus is, in all material respects, a complete and proper translation of the English language version thereof;

                  (iv)     a copy of the U.S. Wrap;

                  (v) prior to the filing of the Final Prospectus with the Securities Commissions, a "long-form" comfort letter dated the date of the Final Prospectus, in form and substance satisfactory to the Underwriters, acting reasonably, addressed to the Underwriters from the Auditors, with respect to the financial and accounting information and data (audited and unaudited) contained in the Final Prospectus, (any including any documents incorporated by reference in such documents) each of which shall be based on a review by the Auditors within a cut-off date of not more than two Business Days prior to the date of the letter, and which letters shall be in addition to the Auditors' consent letters and comfort letters addressed to the Securities Commissions; and

                  (vi) prior to the Closing Time, copies of correspondence indicating that the application for the listing and posting for trading on the TSX of the Offered Shares has been approved, subject only to satisfaction by Compton of customary post-closing conditions imposed by the TSX for conditional listing approval (the "STANDARD LISTING CONDITIONS").

         (b)      SUPPLEMENTARY MATERIAL.

                  Compton shall also prepare and deliver promptly to the Underwriters and the Underwriters' Counsel, English and (where applicable) French versions of all Supplementary Material signed and certified as required by the Securities Laws. Concurrently with the delivery of any Supplementary Material, Compton shall deliver to the Underwriters and the Underwriters' Counsel, with respect to such Supplementary Material, opinions and comfort letters substantially similar to those referred to in Subsections 5(a)(ii), 5(a)(iii) and 5(a)(v) and dated the date of the Supplementary Material.

         (c) REPRESENTATIONS AS TO FINAL PROSPECTUS, U.S. WRAP AND SUPPLEMENTARY MATERIAL.

                  Delivery of the Final Prospectus, U.S. Wrap and any Supplementary Material by Compton shall constitute the representation and warranty of Compton to the Underwriters that as at the date of such delivery:

                  (i) all information and statements (except information and statements relating solely to and provided by any of the Underwriters) contained in the Final Prospectus, the U.S. Wrap and any Supplementary Material, as the case may be, are as at the respective dates true and correct and contain no misrepresentation, and the Final Prospectus, the U.S. Wrap, and any Supplementary Material, as the case may be, constitute full, true and plain disclosure of all material facts relating to Compton and the Offered Shares;

                  (ii) no material fact or information has been omitted therefrom (except facts or information relating solely to and provided by any of the Underwriters) which is required under the Securities Laws to be stated in such disclosure or is necessary

UNDERWRITING AGREEMENT
COMPTON PETROLEUM CORPORATION, FEBRUARY 14, 2005                   PAGE 11 OF 40


                           to make the statements or information contained in such disclosure not misleading in light of the circumstances under which they were made;

                  (iii) such documents including, without limitation, the documents incorporated by reference in the Final Prospectus, as applicable, comply with the requirements of the Securities Laws or the U.S. Securities Laws, as applicable, including, without limitation, NI 44-101 and have been filed (and a receipt therefor obtained, if required under the Securities Laws) in each of the Qualifying Jurisdictions; and

                  (iv) except as set forth or contemplated in the Final Prospectus or any Supplementary Material or as has otherwise been publicly disclosed in the Public Record, there has been no adverse material change (actual, anticipated, contemplated, proposed or threatened) in the business affairs, business prospects, operations, assets, liabilities (contingent or otherwise), condition (financial or otherwise), results of operation or capital of the Corporation and its Subsidiaries, taken as a whole, from the date of delivery of the Final Prospectus and any Supplementary Material.

                  Such deliveries shall also constitute the consent of Compton to the Underwriters' use of the Final Prospectus and any Supplementary Material, as the case may be, in connection with the distribution of the Offered Shares in compliance with this Agreement unless otherwise advised in writing by Compton.

         (d)      COMMERCIAL COPIES.

                  (i) Compton shall deliver or cause to be delivered to the Underwriters, without charge, such number of commercial copies of the Final Prospectus and Supplementary Material (and the U.S. Wrap) and in such cities in the Qualifying Jurisdictions as the Underwriters may reasonably request by instructions to Compton or to the commercial printer of the Final Prospectus given forthwith after the Underwriters have been advised that the Final Prospectus and Supplementary Material has been filed and a receipt therefor has been obtained, and in any event, not later than 12:00 p.m. (noon) (local time at the place of delivery) on the first Business Day after the filing of each of the Final Prospectus, practicable and such Supplementary Material, as applicable for Toronto deliveries and 12:00 p.m. (noon) (local time at the place of delivery) on the second Business Day for other delivery points. Compton shall, as soon as practicable following a request from the Underwriters, deliver or cause to be delivered to the Underwriters such additional commercial copies of the Final Prospectus and Supplementary Material and the U.S. Wrap in such numbers and at such locations as the Underwriters may reasonably request from time to time.

                  (ii) Compton shall cause to be provided to the Underwriters such number of copies of any documents incorporated by reference in the Final Prospectus or any Supplementary Material as the Underwriters may reasonably request.

         (e)      PRESS RELEASES.

                  During the period commencing on the date hereof and until completion of the distribution of the Offered Shares, Compton will promptly provide to the Underwriters and Underwriters' Counsel drafts of any press releases relating to Compton, the Offering or

UNDERWRITING AGREEMENT
COMPTON PETROLEUM CORPORATION, FEBRUARY 14, 2005                   PAGE 12 OF 40


                  other transactions contemplated in the Final Prospectus for review by the Underwriters and the Underwriters' Counsel prior to any filing or dissemination thereof, provided that any such review will be completed in a timely manner. Any press release issued by the Corporation concerning the Offering shall not be released or disseminated in the United States or distributed to United States news services and shall include a legend substantially the same as "NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES" and include in the body thereof the words: "The securities to be offered will not be registered under the United States Securities Act of 1933 or applicable state securities laws and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This press release does not constitute an offer to sell or the solicitation of an offer to buy any security and shall not constitute an offer, solicitation, or sale of any securities in any jurisdiction in which such offering, solicitation or sale of any securities in any jurisdiction in which such offering, solicitation or sale would be unlawful".

6.       MATERIAL CHANGE.

         (a) During the period of the distribution of the Offered Shares, Compton shall promptly inform the Underwriters (and confirm such notification in writing) of the full particulars of:

                  (i) any material change (actual, or to the knowledge of Compton, anticipated, contemplated or threatened) in or affecting the assets, liabilities (contingent or otherwise), business, affairs, operations, condition (financial or otherwise), results of operation or capital of Compton and its Subsidiaries, taken as a whole;

                  (ii) any material fact which has arisen or has been discovered and which would have been required to have been stated, or incorporated by reference, in the Final Prospectus or any Supplemental Material (collectively, the "OFFERING DOCUMENTS"), had the fact arisen or been discovered on, or prior to, the date of the Offering Documents, as applicable; or

                  (iii) any change in any material fact referred to in the Offering Documents,

                  which is, or may be, of such a nature as to render any of the Offering Documents or any statement therein untrue or misleading in any material respect or which would result in any of the Offering Documents containing a misrepresentation or which would result in any of the Offering Documents not complying with any of the Securities Laws or which would reasonably be expected to have a significant effect on the market price or value of the Common Shares.

         (b) Compton shall in good faith discuss with Tristone any fact, change, event or circumstance (actual, anticipated, contemplated or threatened) which is of such a nature that there is, or could be, reasonable doubt as to whether notice should be given to the Underwriters under Section 6(a) and, in any event, shall consult with the Underwriters with respect to the form and content of any amendment or document proposed to be filed by Compton under Section 6(c), prior to any such filing being made.

         (c) Compton shall promptly comply to the reasonable satisfaction of the Underwriters and the Underwriters' Counsel with all applicable filing and other requirements under the

UNDERWRITING AGREEMENT
COMPTON PETROLEUM CORPORATION, FEBRUARY 14, 2005                   PAGE 13 OF 40


                  Securities Laws arising as a result of any change, fact, event or circumstance referred to in Section 6(a) and shall promptly prepare and file under the Securities Laws, within the applicable time limits prescribed under the Securities Laws, any Supplementary Material as may be required under the Securities Laws; provided that Compton shall allow the Underwriters and the Underwriters' Counsel to participate fully in the preparation of any Supplementary Material and to conduct all due diligence investigations which the Underwriters may reasonably require in order to fulfil their obligations as underwriters and in order to enable the Underwriters to execute responsibly the certificate required to be executed by them in any Supplementary Material, and the Underwriters shall have approved the form of any Supplementary Material, such approval not to be unreasonably withheld and to be provided in a timely manner.

         (d) During the period of the distribution of the Offered Shares, Compton will promptly inform the Underwriters (and confirm such notification in writing) of the full particulars of:

                  (i) any request of any Securities Commission or any similar regulatory authority for any amendment to the Prospectuses or any Supplementary Material or amendment to any other part of the Public Record or for any additional information;

                  (ii) the issuance by any Securities Commission, the TSX or any other competent authority of any order to cease or suspend trading of any securities of Compton or of the institution or threat of institution of any proceedings for that purpose; and

                  (iii) the receipt of any communications from any of the Securities Commissions, the TSX or any other competent authority relating to the Prospectuses or any Supplementary Material, any other part of the Public Record or the distribution of the Offered Shares, or the Corporation's filings under, or compliance with U.S. Securities Laws.

(e) If during the period of the distribution of the Offered Shares there is any change in the Securities Laws which, in the opinion of the Underwriters and the Underwriters' Counsel, acting reasonably, requires the filing of any Supplementary Material, Compton will, to the reasonable satisfaction of the Underwriters and the Underwriters' Counsel, promptly prepare and file such Supplementary Material with the appropriate Securities Commissions where such filing is required; provided that Compton will not file any Supplementary Material or other document without first obtaining the approval of the Underwriters, (which shall not be unreasonably withheld), after consulting with the Underwriters with respect to the form and content thereof.

(f) During the period of the distribution of the Offered Shares, Compton will promptly provide to the Underwriters, for review by the Underwriters and the Underwriters' Counsel, prior to filing or issuance on a confidential basis:

                  (i)      any financial statement of Compton;

                  (ii) any proposed document, including without limitation any amendment to the AIF, new annual information form, material change report, business acquisition report,

UNDERWRITING AGREEMENT
COMPTON PETROLEUM CORPORATION, FEBRUARY 14, 2005                   PAGE 14 OF 40


                           interim report, or information circular, which may be incorporated, or deemed to be incorporated, by reference in the Final Prospectus;

                  (iii)    any press release of Compton; and

                  (iv) any report or other material the Corporation proposes to file with or submit to the SEC.

7.       REGULATORY APPROVALS.

         (a) The Corporation will file or cause to be filed with the TSX all necessary documents and will take or cause to be taken all steps reasonably necessary to ensure that the Offered Shares have been approved for listing and posting for trading on the TSX prior to the Closing Time, subject only to satisfaction by the Corporation of the Standard Listing Conditions.

         (b) The Corporation will make all necessary filings, obtain all necessary regulatory consents and approvals (if any) and the Corporation will pay all filing fees required to be paid in connection with the transactions contemplated in this Agreement.

8.       REPRESENTATIONS AND WARRANTIES OF COMPTON.

         In addition to the representations and warranties contained elsewhere in this Agreement, Compton hereby represents and warrants to the Underwriters, and acknowledges that each of the Underwriters is relying upon such representations and warranties in entering into this Agreement as set forth below in this Section 8.

         (a)      STATUS.

                  (i) Compton is a corporation duly incorporated and validly subsisting under the laws of the Province of Alberta and has all requisite corporate power, capacity and authority to own its properties and assets and to carry on its business as presently conducted and as proposed to be conducted as contemplated in the Final Prospectus under the laws of each jurisdiction in which it conducts a material portion of its business, and to enter into and deliver this Agreement and to perform its obligations hereunder.

                  (ii) Each Subsidiary is a corporation or partnership duly incorporated, organized or formed, as the case may be, and validly subsisting under the laws of its jurisdiction of incorporation, organization or formation, as the case may be, and has all requisite corporate or partnership power, capacity and authority to own its properties and assets and to carry on its business as presently conducted and as proposed to be conducted as contemplated in the Final Prospectus under the laws of each jurisdiction in which it conducts a material portion of its business.

                  Neither Compton or any Subsidiary has received a notice from any court, governmental body or regulatory authority of any restriction on its ability to conduct its business as now presently conducted by it or to own, lease and operate its properties, other than any such restriction that has been satisfied or that would not have a material adverse effect on the Corporation and its Subsidiaries (taken as a whole).

UNDERWRITING AGREEMENT
COMPTON PETROLEUM CORPORATION, FEBRUARY 14, 2005                   PAGE 15 OF 40


         (b)      AUTHORITY.

                  All necessary corporate action has been taken by Compton to authorize the execution and delivery by Compton of this Agreement and the performance by Compton of its obligations hereunder and this Agreement has been duly executed and delivered and constitutes a valid and legally binding obligation of Compton enforceable against it in accordance with its terms, subject to the general qualifications that:

                  (i) enforceability may be limited by bankruptcy, insolvency, reorganization or other laws affecting creditors' rights generally;

                  (ii) equitable remedies, including the remedies of specific performance and injunctive relief, are available only in the discretion of the applicable court;

                  (iii) the equitable or statutory powers of the courts in Canada having jurisdiction to stay proceedings before them and the execution of judgments; and

                  (iv) rights to indemnity, contribution and waiver hereunder may be limited under applicable law.

         (c)      PROSPECTUS.

                  Compton has all requisite corporate power, capacity and authority to issue and sell the Offered Shares, execute and deliver the Prospectuses and to file such documents with the Securities Commissions, and all necessary corporate action has been taken by Compton to authorize the execution and delivery of the Prospectuses and the filing of such documents with the Securities Commissions.

         (d)      FINANCIAL STATEMENTS.

                  The Financial Statements:

                  (i) are in accordance with the books, records and accounts of Compton;

                  (ii) are true and correct in all material respects and present fairly, in all material respects, the consolidated results of operations, assets, liabilities and the financial position of Compton and its Subsidiaries (taken as a whole) for the periods ended on, and as at, the dates indicated; and

                  (iii) have been prepared in accordance with GAAP consistently applied,

                  and Compton is not aware of any fact or circumstance presently existing which would render the Financial Statements materially incorrect.

         (e)      UNDISCLOSED LIABILITIES.

                  Except as set forth in the Financial Statements and the Final Prospectus, none of Compton or the Subsidiaries (taken as a whole) has:

                  (i)      any material indebtedness;

UNDERWRITING AGREEMENT
COMPTON PETROLEUM CORPORATION, FEBRUARY 14, 2005                   PAGE 16 OF 40


                  (ii) any material contingent liabilities or any material tax liabilities except for potential abandonment and reclamation liabilities.

         (f)      NO GUARANTEES.

                  Neither Compton nor any Subsidiary is a party to or bound by any agreement of guarantee, material to Compton and its Subsidiaries, taken as a whole.

         (g)      NO MATERIAL CHANGE IN COMPTON OR THE SUBSIDIARIES.

                  There has not been any material change (financial or otherwise) or any development involving a prospective material change (financial or otherwise) in the business operations, condition, affairs, assets (including oil, natural gas and natural gas liquids reserves and information or data relating to the estimate value of such reserves) or liabilities (absolute, accrued, contingent or otherwise), capital or prospects of Compton or its Subsidiaries (taken as a whole) from the position set forth in the Financial Statements or as otherwise disclosed in the Final Prospectus.

         (h)      CAPITAL.

                  (i) The authorized capital of the Corporation consists of an unlimited number of Common Shares and an unlimited number of preferred shares issuable in series of which 117,391,966 Common Shares and no others, are issued and outstanding as of February 10, 2005, all of which shares are fully paid and non-assessable. The issued and outstanding Common Shares are listed and posted for trading on the TSX and Compton is in compliance with the rules and regulations of the TSX in all material respects.

                  (ii) No person, firm, corporation or other entity holds any securities convertible or exchangeable into securities of Compton or now has any agreement, warrant, option, right or privilege (whether pre-emptive or contractual) being or capable of becoming an agreement for the purchase, subscription or issuance of any unissued shares or other securities (including convertible securities) of Compton other than pursuant to the provisions of Compton's stock option plan, pursuant to which options to acquire an aggregate of 11,748.887 Common Shares are outstanding as of February 10, 2005, and pursuant to Compton's shareholder rights plan.

         (i)      SUBSIDIARIES.

                  The Subsidiaries are the only material subsidiaries of Compton and all securities of the Subsidiaries, other than the Partnership, are owned by Compton, and all securities in the Subsidiaries owned by Compton are free and clear of all mortgages, liens, charges, pledges, security interests, encumbrances, claims or demands whatsoever in law or in equity, other than mortgages, liens, charges, pledges, security interests, encumbrances, claims or demands arising pursuant to the Credit Facility.

         (j)      THE PARTNERSHIP.

                  Compton and Hornet Energy Ltd. are the only partners of the Partnership and no person, firm, corporation or other entity holds any securities convertible or exchangeable into

UNDERWRITING AGREEMENT
COMPTON PETROLEUM CORPORATION, FEBRUARY 14, 2005                   PAGE 17 OF 40


                  partnership interests of the Partnership, or has any agreement, warrant option, right or privilege (whether pre-emptive or contractual) being or capable of becoming an agreement warrant, option or right for the purchase or other acquisition of any unissued partnership interests or securities of the Partnership.

         (k)      TRANSFER AGENT.

                  Computershare Trust Company of Canada, at its principal offices in Calgary and Toronto, is duly appointed as the registrar and transfer agent in respect of the Common Shares.

         (l)      ISSUANCE BY COMPTON.

                  All of the Common Shares to be issued by Compton to the Underwriters hereunder as described in the Final Prospectus will at the Closing Time be duly and validly created and issued and will be fully paid and non-assessable and will conform to the description thereof contained in the Final Prospectus, free and clear of all mortgages, liens, charges, pledges, security interests, encumbrances, claims or demands whatsoever in law or in equity created by Compton or pursuant to an agreement with Compton.

         (m)      SHARE CERTIFICATES.

                  The form and terms of definitive certificates representing the Common Shares have been duly approved and adopted by the Corporation and comply with all legal requirements and the requirements of the TSX relating thereto.

         (n)      INTERESTS OF INSIDERS.

                  (i) Except for compensation arrangements disclosed in the Public Record, none of the directors or senior officers of Compton or any "associate " (within the meaning of that term in the SECURITIES ACT (Alberta)) or affiliate of any of the foregoing persons, has or has had any material interest, direct or indirect, in any continuing or existing material transaction or has any material interest, direct or indirect, in any proposed transaction which is material to or will materially affect Compton and its Subsidiaries (taken as a whole); and

                  (ii) Compton has no loans or other indebtedness outstanding which have been made to or from any of its officers, directors or employees or any other person not dealing at arm's length with Compton that are currently outstanding other than as disclosed in the Public Record or the Financial Statements or in respect of expenses incurred in the ordinary course of business, which expenses are reimbursable by Compton.

         (o)      CONSENTS AND FILINGS.

                  The execution and delivery of this Agreement, the fulfilment of the terms hereof by Compton and the issuance, sale and delivery of the Offered Shares as contemplated by this Agreement do not and will not require the consent, approval, authorization, order, filing, registration or qualification of or with any governmental authority, exchange, Securities Commission or other regulatory commission or agency or third party, except (i) those that are required under Securities Laws or applicable TSX regulations, all of which have been obtained or will be obtained prior to the Closing Time, and
                  (ii) those

UNDERWRITING AGREEMENT
COMPTON PETROLEUM CORPORATION, FEBRUARY 14, 2005                   PAGE 18 OF 40


                  post-closing notice filings that are required under the U.S. Securities Laws, all of which will be made by Compton prior to the deadlines therefor.

         (p)      NO DEFAULTS.

                  Neither Compton nor any of the Subsidiaries is in default or breach of, and the execution and delivery of this Agreement, the fulfilment of the terms hereof by Compton and the issuance, sale and delivery of the Offered Shares as contemplated by this Agreement do not and will not result in a breach of or default under, and do not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of or default under, and do not and will not conflict with:

                  (i) any of the provisions of the constating documents or by-laws of Compton or any of the Subsidiaries, or any resolutions of any of the directors or shareholders of Compton or any of the Subsidiaries, or any committee of any of them;

                  (ii) any statute, rule, regulation or law applicable to Compton or the Subsidiaries, including, without limitation, the Securities Laws, or any judgment, order, decree or decision of any governmental or regulatory body, agency, commission, tribunal, court or exchange having jurisdiction over Compton or any of the Subsidiaries; or

                  (iii) any of the terms or provisions of any contract, indenture, mortgage, hypothec, deed of trust, loan agreement, note, lease, license, franchise agreement, authorization, permit, certificate or other agreement or document to which Compton or any of the Subsidiaries is a party or by which any of them may be bound, or to which any of them or any of their respective assets or businesses is subject (each, a "CONTRACT") or give rise to any right to accelerate the maturity or require the prepayment of any indebtedness under, or result in the creation or imposition of any lien, charge or encumbrances upon any property or assets of Compton or any of the Subsidiaries under any Contract, which individually or in the aggregate would (1) have or result in a material adverse effect on the business, condition (financial or otherwise), properties, assets, liabilities (contingent or otherwise), results of operations or prospects of Compton and the Subsidiaries (taken as a whole), or impair the sale of the Common Shares or the consummation of the transactions contemplated hereby or by the Final Prospectus or any Supplementary Material, or (2) materially impair Compton's ability to perform the obligations contemplated in this Agreement, the Final Prospectus or any Supplementary Material.

         (q)      PUBLIC RECORD.

                  The information and statements set forth in the Public Record pertaining to Compton and its Subsidiaries were true and complete in all material respects and did not contain any misrepresentation, as of the respective dates of such information or statements, and were completed in accordance with Securities Laws and no material change has occurred in relation to Compton or the business of Compton which is not disclosed in the Public Record, and Compton has not filed any confidential material change reports which continue to be confidential.

UNDERWRITING AGREEMENT
COMPTON PETROLEUM CORPORATION, FEBRUARY 14, 2005                   PAGE 19 OF 40


         (r)      NO RESTRICTIONS ON DISTRIBUTIONS.

                  Neither Compton nor any Subsidiary is currently prohibited, directly or indirectly, from paying any dividends, from making any other distribution on its capital stock, or other securities, or from paying any interest or repaying any loans, advances or other indebtedness of Compton or any Subsidiary, except under applicable law or as otherwise described in the Final Prospectus and as set forth in the Credit Facility and the terms of its Senior Notes.

         (s)      PERMITS.

                  Compton and each of the Subsidiaries hold, or will hold at the Closing Time, all material permits, by-laws, licences, waivers, exemptions, consents, certificates, registrations, authorizations, approvals, rights, rights of way and entitlements and the like which are required from any governmental or regulatory authority or any other person necessary to conduct its business and activities as currently conducted or as the Final Prospectus discloses they will be conducted and all such permits, by-laws, licences, waivers, exemptions, consents, certificates, registrations, authorizations, approvals, rights, rights of way and entitlements and the like are in full force and effect and in good standing in all material respects or will be in full force and effect and in good standing in all material respects at the Closing Time, and none of such licenses registrations or qualifications contains any burdensome term, provision condition or limitation which has or could reasonably be expected to have any material adverse effect on the business of the Corporation and its Subsidiaries (taken as a whole) as now conducted or as proposed to be conducted by Compton.

         (t)      COMPLIANCE WITH LAWS.

                  Compton and each of the Subsidiaries has conducted and is conducting its activities or business in all material respects in compliance with all applicable laws, rules and regulations, including without limitation those of the country, province, state and municipality in which such entity carries on business or conducts its activities. To the knowledge of Compton, other than with respect to implementation of the Kyoto accord, Compton is not aware of any proposed or pending change in any applicable law, rule or regulation that would have a material adverse effect on the business of Compton and its Subsidiaries (taken as a whole).

         (u)      TITLE.

                  Although it does not warrant title, Compton:

                  (i) does not have reason to believe that Compton or any of its Subsidiaries does not have title to or the right to produce and sell its petroleum, natural gas, natural gas liquids and related hydrocarbons (for the purposes of this clause, the foregoing are referred to as the "INTERESTS") and does represent and warrant that the Interests are free and clear of adverse claims created by, through or under the Corporation, except as disclosed in the Public Record or those arising in the ordinary course of business, which are not material in the aggregate, and, to the knowledge of the Corporation, the Corporation and its Subsidiaries hold their respective Interests under valid and subsisting leases, licenses, permits,

UNDERWRITING AGREEMENT
COMPTON PETROLEUM CORPORATION, FEBRUARY 14, 2005                   PAGE 20 OF 40


                           concessions, concession agreements, contracts, subleases, reservations or other agreements; and

                  (ii) is not aware of any material defects, failures or impairments in the title of Compton or any of its Subsidiaries to its Interests, whether or not an action, suit, proceeding or inquiry is pending or threatened and whether discovered by any third party, which in aggregate could reasonably be expected to have a material adverse effect on:

                           (A) the quantity and pre-tax present worth values of the oil and gas reserves of Compton shown in the Netherland Sewell Report;

                           (B)     the current production of Compton; or

                           (C)     the current cash-flow of Compton.

         (v)      OPERATIONS.

                  Any and all operations of Compton and each of its Subsidiaries and, to the knowledge of Compton, any and all operations by third parties, on or in respect of the assets and properties of Compton and its Subsidiaries, have been conducted in accordance with good oil and gas industry practices in the Western Canada Sedimentary Basin.

         (w)      INSURANCE.

                  Compton maintains insurance with respect to its properties and business of the types and in the amounts as are prudent and customary in its business, all of which insurance is in full force and effect in all material respects.

         (x)      NO CLAIMS.

                  Except as described in the Final Prospectus, there is no claim, action, suit, proceeding or investigation (whether or not purportedly on behalf of Compton or any of the Subsidiaries), to the knowledge of Compton, pending or threatened against or affecting Compton or any of the Subsidiaries or any of their properties, or to which Compton or any of the Subsidiaries is or may be a party or to which any property of Compton or any of the Subsidiaries is or may be subject, at law or in equity, or before or by any federal, provincial, state, municipal or other governmental or regulatory department, commission, board or agency, domestic or foreign, which in any way, or could reasonably be expected to, materially adversely affect the business, operations or condition (financial or otherwise) of Compton and the Subsidiaries (taken as a whole) or which affects or may affect the distribution of the Offered Shares and Compton is not aware of any existing ground on which any such claim, action, suit, proceeding of inquiry might be commenced with any reasonable likelihood of success.

         (y)      NETHERLAND SEWELL REPORT.

                  Compton has made available to Netherland Sewell, prior to the issuance of the Netherland Sewell Report, for the purpose of preparing such report, all information requested by Netherland Sewell, which information did not contain any material misrepresentation at the time such information was so provided. Compton has no

UNDERWRITING AGREEMENT
COMPTON PETROLEUM CORPORATION, FEBRUARY 14, 2005                   PAGE 21 OF 40


                  knowledge, of a change in any reserve information provided to Netherland Sewell since the date that such information was so provided which would result in a material adverse change to the quantity or pre-tax present worth value of estimated future net revenue values of Compton as set out in the Netherland Sewell Report. Compton believes that the Netherland Sewell Report reasonably presents the quantity and pre-tax present worth value of estimated future net revenue values of oil natural gas and natural gas liquids reserves of Compton as at the effective date thereof in respect of the reserves information therein based upon information available in respect of such reserves and the pricing assumptions contained therein at the time such report was prepared.

         (z)      TAXES.

                  Compton and each of the Subsidiaries has duly and on a timely basis filed all tax returns required to be filed by them, have paid all taxes due and payable by them and have paid all assessments and re-assessments and all other taxes, governmental charges, penalties, interest and other fines due and payable by them and which are claimed by any governmental authority to be due and owing, and adequate provision has been made for taxes payable for any completed fiscal period for which tax returns are not yet required, and there are no agreements, waivers or other arrangements providing for an extension of time with respect to the filing of any tax return or payment of any tax, governmental charge or deficiency by Compton or any Subsidiary and, to the knowledge of Compton, there are no actions, suits, proceedings, investigations or claims threatened or pending against Compton or any Subsidiary in respect of taxes, governmental charges or assessments or any matters under discussion with any governmental authority relating to taxes, governmental charges or assessments asserted by any such authority which are not being contested by Compton or the Subsidiaries in good faith.

         (aa)     AUDITOR.

                  There has not been any unresolved "reportable event" (within the meaning of National Instrument 51-102 with the Auditors.

         (bb)     ACCOUNTING CONTROLS.

                  The Corporation maintains a system of internal accounting controls sufficient to provide reasonable assurance that:

                  (i) transactions are executed in accordance with management's general or specific authorization; and

                  (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain accountability for assets.

         (cc)     ENVIRONMENTAL REPRESENTATIONS.

                  (i) all Environmental Authorizations necessary for Compton and the Subsidiaries to carry on their business as presently conducted or as proposed to be conducted as contemplated in the Final Prospectus have been obtained and are in force and the business and operations of each of Compton and the Subsidiaries have been carried out at all times in all material respects within the terms of all such Environmental Authorizations;

UNDERWRITING AGREEMENT
COMPTON PETROLEUM CORPORATION, FEBRUARY 14, 2005                   PAGE 22 OF 40


                  (ii) all records, reports, registrations and information necessary for Compton and the Subsidiaries to comply in all material respects with any Environmental Authorization have been made or given;

                  (iii) no circumstances exist or have arisen out of the operations of Compton or any Subsidiary which could confer a right of revocation, suspension, modification or setting aside of any Environmental Authorization or could prevent any Environmental Authorization from being renewed or extended or could result in the terms of any Environmental Authorization being modified in a manner which may reasonably be expected to have a material adverse effect on Compton and the Subsidiaries (taken as a whole);

                  (iv) in respect of the properties in which Compton and the Subsidiaries have an interest:

                           (A) where Compton or a Subsidiary is the operator of such property, the operations in respect of such property have been carried out and operated at all times in compliance in all material respects with Environmental Laws; and

                           (B) where Compton or a Subsidiary is not the operator of such properties, to the knowledge of Compton, reasonable endeavours have been used to carry out the operations in respect of such properties at all times in compliance in all material respects with Environmental Laws;

         (dd)     REPORTING ISSUER STATUS.

                  (i) Compton is a "reporting issuer" or the equivalent within the meaning of the Securities Laws, has held that status without interruption or suspension in at least one of those jurisdictions since January 1, 2003, and is not in, and to the best of its knowledge will not at the Closing Time be in, default of any material requirements of Securities Laws; and

                  (ii) no order, ruling or determination having the effect of suspending the sale or ceasing the trading of the Offered Shares, or any other securities of Compton or the Subsidiaries has been issued or made by any Securities Commission or exchange or any other regulatory authority and is continuing in effect and, to the best of the knowledge of Compton, no proceedings for that purpose have been instituted or are pending or are contemplated or threatened by any such authority or under any Securities Laws or the U.S. Securities Laws.

         (ee)     NO LABOUR DISPUTES.

                  No labour dispute with the employees of Compton or any of the Subsidiaries exists or, to the best of the knowledge of Compton is imminent, and Compton is not aware of any existing or imminent labour disturbance by the employees of any of its or any Subsidiary's principal suppliers, manufacturers, customers or contractors, which, in either case, may reasonably be expected to have or result in a material adverse effect on the business, financial condition, properties, assets, liabilities (contingent or otherwise), results of operations or prospects of Compton and its Subsidiaries (taken as a whole) or

UNDERWRITING AGREEMENT
COMPTON PETROLEUM CORPORATION, FEBRUARY 14, 2005                   PAGE 23 OF 40


                  impair the sale of the Offered Shares or the consummation of the transactions contemplated hereby or by the Final Prospectus or any Supplementary Material.

         (ff)     EXEMPTIONS FROM REGISTRATION.

                  To its knowledge, the Corporation is not in default of U.S. Securities Laws and the Corporation is entitled to avail itself of applicable exemptions from registration available under applicable U.S. Securities Laws as described in Schedule A in respect to trades of Offered Shares to purchasers resident in the United Shares.

         (gg)     NO FINDER'S FEE.

                  Except as provided herein, there is no person, firm or corporation acting for Compton entitled to any brokerage or finder's fee payable by on or behalf of in connection with this Agreement or any of the transactions contemplated hereunder and in the event any person, firm or corporation acting or purporting to be acting for Compton establishes a claim for any commission or brokerage or finder's fee from the Underwriters, Compton covenants to indemnify and hold harmless the Underwriters with respect thereto and with respect to all costs reasonably incurred in the defence thereof.

         (hh)     MINUTE BOOKS.

                  The minute books and corporate records of Compton and the Subsidiaries made available to Underwriters' Counsel in connection with their due diligence investigations of Compton and the Subsidiaries for the periods from their respective dates of incorporation to the date of examination thereof, are the original minute books and records of Compton and the Subsidiaries and contain copies of all proceedings (or certified copies thereof) of the board of directors, all committees of the board of directors, the shareholders or partners, as applicable of each of Compton and the Subsidiaries and there have been no other meetings, resolutions or proceedings of the board of directors, any committee of the board of directors, the shareholders or partners, as applicable, of Compton or the Subsidiaries to the date of review of such corporate records and minute books not reflected in such minute books and other corporate records other than those which have been disclosed to the Underwriters in writing or which are not material in the context of Compton or the Offering.

9.       ADDITIONAL COVENANTS OF COMPTON.

         Compton covenants and agrees with the Underwriters that:

         (a) Compton will advise the Underwriters, promptly after receiving notice thereof, of the time when the Final Prospectus and any Supplementary Material has been filed and receipts therefor have been obtained and will provide evidence reasonably satisfactory to the Underwriters of each such filing and copies of such receipts; and

         (b) Compton will advise the Underwriters, promptly after receiving notice or obtaining knowledge thereof, of:

                  (i) the issuance by any Securities Commission of any order suspending or preventing the use of the Prospectuses or any Supplementary Material,

UNDERWRITING AGREEMENT
COMPTON PETROLEUM CORPORATION, FEBRUARY 14, 2005                   PAGE 24 OF 40


                  (ii) the suspension of the qualification of the Offered Shares in any of the Qualifying Jurisdictions,

                  (iii) the institution, threatening or contemplation of any proceeding for any such purposes, or

                  (iv) any requests made by any Securities Commission for amending or supplementing the Prospectuses or for additional information; and

                  will use its reasonable commercial efforts to prevent the issuance of any order referred to in (i) above and, if any such order is issued, to obtain the withdrawal thereof as quickly as possible.

         (c) The Corporation agrees to use the proceeds from the issuance and sale of the Offered Shares for the purposes described under the heading "Use of Proceeds" in the Final Prospectus.

10.      CONDITIONS OF CLOSING OF OFFERED SHARES.

         The obligations of the Underwriters to purchase the Offered Shares shall be subject to the following conditions, which are for the exclusive benefit of the Underwriters, any of which may be waived, in whole or in part, by the Underwriters, in their sole discretion, pursuant to Section 16:

         (a) all representations and warranties and other statements of Compton shall be at and as of the Closing Time true and correct in all material respects and Compton shall have performed in all material respects all of its obligations hereunder theretofore to be performed;

         (b) Compton shall have delivered to the Underwriters, at the Closing Time, certificates dated the Closing Date addressed to the Underwriters and signed by two senior officers of Compton as may be acceptable to the Underwriters, acting reasonably, certifying for and on behalf of Compton and without personal liability, after having made due enquiries, to the effect that:

                  (i) Compton has duly complied with all the covenants and satisfied in all material respects all the terms and conditions of this Agreement on its part to be complied with and satisfied at or prior to the Closing Time;

                  (ii) the representations and warranties of Compton contained herein are true and correct in all material respects as at the Closing Time, with the same force and effect as if made at the Closing Time after giving effect to the transactions contemplated hereby;

                  (iii) receipts have been issued by the Securities Commissions in the Qualifying Jurisdictions for the Final Prospectus and no order, ruling or determination having the effect of ceasing the trading or suspending the issuance or sale of the Common Shares to be issued and sold by Compton hereunder has been issued or made and no proceedings for such purpose have been instituted or are pending or, to the knowledge of such officers, contemplated or threatened; and

UNDERWRITING AGREEMENT
COMPTON PETROLEUM CORPORATION, FEBRUARY 14, 2005                   PAGE 25 OF 40


                  (iv) no event of the nature referred to in Section 17(a)(ii) and (iii) has occurred or to the knowledge of such officers is pending, contemplated or threatened,

                  and each certification therein is itself a condition to Closing, provided that delivery of such certificate(s) in the manner contemplated above does not constitute satisfaction or discharge of this condition if the Underwriters have knowledge to the contrary;

         (c) the Underwriters shall have received a certificate dated the Closing Date signed by the Vice-President, General Counsel of Compton or any other senior officer of Compton as may be acceptable to the Underwriters, in form and content satisfactory to the Underwriters' Counsel, acting reasonably, with respect to:

                  (i) the articles of incorporation and by-laws of Compton and each of the Subsidiaries;

                  (ii) the resolutions of the board of directors of Compton, relevant to the approval of the Final Prospectus and the signing and filing thereof, the issue and sale of the Offered Shares to be issued and sold by Compton, and the authorization of this Agreement and the other agreements and transactions contemplated herein and in the Final Prospectus;

                  (iii) the incumbency and signatures of the signing officers of Compton, and

                  (iv) such other matters as the Underwriters may reasonably request.

         (d) the Underwriters shall have received a comfort letter, in form and substance satisfactory to the Underwriters, from the Auditors, updating the comfort letters referred to in Section 5(a)(v) to the Closing Time, provided that such letters may be based on a review by the Auditors having a cut-off date not more than two Business Days prior to the Closing Date;

         (e) Compton shall have caused a favourable legal opinion to be delivered by the Corporation's Counsel addressed to the Underwriters and the Underwriters' Counsel, acceptable in all reasonable respects to the Underwriters' Counsel, including in respect of those matters identified in Schedule B hereto. In giving such opinions, Corporation's Counsel shall be entitled to rely, to the extent appropriate in the circumstances, upon local counsel and shall be entitled as to matters of fact not within their knowledge to rely upon a certificate of fact from responsible persons in a position to have knowledge of such facts and their accuracy;

         (f) if any of the Offered Shares are sold in the United States, a favourable legal opinion of Paul Weiss, Rifkind, Wharton and Garrison LLP or other recognized counsel acceptable to the Underwriters, acting reasonably, in form and substance reasonably satisfactory to the Underwriters and the Underwriters' Counsel, with respect sales of the Offered Shares in the United States;

         (g) the Underwriters shall have received copies of correspondence indicating that Compton has obtained all necessary approvals for the Offered Shares to be listed for trading on the TSX on the Closing Date, subject only to the standard listing conditions acceptable to the Underwriters, acting reasonably; and

UNDERWRITING AGREEMENT
COMPTON PETROLEUM CORPORATION, FEBRUARY 14, 2005                   PAGE 26 OF 40


         (h) such other certificates and documents as the Underwriters, or the Underwriters' Counsel may request, acting reasonably.

11.      CLOSING.

         The closing of the purchase and sale of the Offered Shares shall be completed at the Closing Time at the offices of Corporation's Counsel in Calgary, Alberta or at such other place as Compton and Tristone may agree. Subject to Section 10, at the Closing Time,

         (a) Compton shall deliver to Tristone, on behalf of the Underwriters,

                  (i) the opinions, certificates and documents referred to in Section 10;

                  (ii) definitive share certificates representing in the aggregate the total number of Offered Shares purchased in the Qualifying Jurisdictions, registered in the name of Tristone;

                  (iii) definitive certificates representing the Offered Shares sold to United States purchasers in accordance with the instruction provided by such purchasers and provided to Compton in writing not less than 24 hours prior to the Closing Time; and

                  (iv) payment of the fees and expenses payable by Compton to the Underwriters as provided in this Agreement, against payment by Tristone, on behalf of the Underwriters, to or to the direction of Compton of the purchase price for the Offered Shares, by wire or electronic funds transfer.

12.      RESTRICTIONS ON FURTHER ISSUES, SALES OR TRANSACTIONS.

         During the period commencing on the date hereof and ending on the day which is 90 days after the Closing Date, Compton will not, without the prior written consent of Tristone on behalf of the Underwriters after consultation with the Underwriters, which consent shall not be unreasonably withheld, directly or indirectly:

         (a) offer, issue, pledge, sell, contract to sell, announce an intention to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise lend, transfer or dispose of, directly or indirectly, any Common Shares or securities convertible into or exchangeable for Common Shares (other than (A) as contemplated in this Agreement, (B) for purposes of director, officer or employee stock options or other share-based incentives under Compton's stock option plan or other board approved incentive plans described in the Public Record; (C) pursuant to the exercise of options or other share-based incentives issued after the date hereof to officers, directors and employees of Compton or its Subsidiaries pursuant to Compton's stock option plan or other board approved incentive plans described in the Final Prospectus, (D) pursuant to Compton's stock savings plan, (E) pursuant to Compton's shareholder rights plan or (F) securities issued in connection with an arm's length acquisition, merger, consolidation, amalgamation, take-over, arrangement or similar transaction with any corporation, companies or entity, or

         (b) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Common Shares,

UNDERWRITING AGREEMENT
COMPTON PETROLEUM CORPORATION, FEBRUARY 14, 2005                   PAGE 27 OF 40


         whether any such transaction described in clause (a) or (b) above is settled by delivery of Common Shares or other securities of Compton, in cash or otherwise.

13.      INDEMNIFICATION BY COMPTON.

         (a) Compton shall fully indemnify and save harmless each of the Underwriters, each of their respective affiliates and each of their respective directors, officers, employees, shareholders and agents and each person who controls any Underwriter (collectively, the "INDEMNIFIED PARTIES" and individually an "INDEMNIFIED PARTY") from and against any and all losses (other than loss of profit), costs, expenses, claims, demands, actions, damages, fines, penalties, taxes, interest and liabilities, joint or several, including the aggregate amount paid in reasonable settlement of any actions, suits, proceedings, investigations or claims and the fees and expenses of the Indemnified Parties' counsel on a solicitor and his own client basis that may be incurred in advising with respect to or defending any action, suit, proceeding, investigation or claim that may be made or threatened against any Indemnified Party or in enforcing this indemnity (collectively, the "CLAIMS") to which any Indemnified Party may become subject or otherwise involved, in any capacity insofar as Claims relate to, are caused by, result from, arise out of or are based upon, directly or indirectly, the engagement and activities of the Underwriters under this Agreement, including without limitation:

                  (i) any breach, default or failure to perform by Compton of its representations, warranties, covenants or obligations hereunder or any other document to be delivered pursuant hereto;

                  (ii) any information or statement (except any information or statement relating solely to and provided by any of the Underwriters) contained in any of the Offering Documents, the U.S. Wrap or any other material filed in compliance or intended compliance with Securities Laws or U.S. Securities Laws or any certificate of Compton delivered pursuant to this Agreement, which at the time and in light of the circumstances in which it was made contains or is alleged to contain a misrepresentation;

                  (iii) any omission or alleged omission to state in the Offering Documents, the U.S. Wrap or any other material filed in compliance or intended compliance with Securities Laws or U.S. Securities Laws or any certificate of Compton delivered under this Agreement, any fact or information (whether material or not) (except facts relating solely to and provided by any of the Underwriters) required to be stated in such document or necessary to make any statement in such document not misleading in light of the circumstances under which it was made;

                  (iv) any order made or enquiry, investigation or proceeding commenced or threatened by any Securities Commission or other competent authority based upon any untrue statement or omission or alleged untrue statement or alleged omission or any misrepresentation or alleged misrepresentation (except a statement or omission or alleged statement or omission or a misrepresentation or alleged misrepresentation relating solely to and provided by any of the Underwriters) in the Offering Documents or any other materials filed in compliance or intended compliance with Securities Laws or U.S. Securities Laws, or based upon any failure of Compton to comply with Securities Laws preventing or restricting the

UNDERWRITING AGREEMENT
COMPTON PETROLEUM CORPORATION, FEBRUARY 14, 2005                   PAGE 28 OF 40


                           trading in or the sale of the Common Shares or related activities in any of the Qualifying Jurisdictions; and

                  (v) any non-compliance or alleged non-compliance by Compton with any Securities Laws or U.S. Securities Laws in connection with the transactions contemplated hereby including non-compliance by Compton with any statutory requirement to make any document available for inspection, except to the extent any claim has resulted from the fraud, fraudulent misrepresentation, gross negligence or wilful misconduct of an Indemnified Party.

         (b) Promptly after receiving notice of a Claim or receipt of notice of the commencement of any investigation which is based, directly or indirectly, upon any matter in respect of which indemnification may be sought from Compton, an Indemnified Party will notify Compton in writing of the particulars thereof, provided that the omission to so notify Compton shall not relieve Compton of any liability which Compton may have to any Indemnified Party except and only to the extent that Compton demonstrates that any such delay in or failure to give notice in respect of an actual Claim as herein required materially prejudices the defence of such action, suit, proceeding, claim or investigation or results in any material increase in the liability which Compton have under this indemnity.

         (c) Compton shall, subject as hereinafter provided, be entitled (but not required) at their expense to assume the defence on behalf of the Indemnified Party of any suit brought to enforce a Claim, provided that the defence shall be through legal counsel selected by Compton and acceptable to the Indemnified Party, acting reasonably. An Indemnified Party shall have the right to employ separate counsel in any such suit and participate in the defence thereof but the fees and expenses of such counsel shall be at the expense of the Indemnified Party unless:

                  (i) Compton fails to assume the defence of such suit on behalf of the Indemnified Party within ten Business Days of receiving notice of such suit;

                  (ii) the employment of such counsel has been authorized by Compton; or

                  (iii) the named parties to any such suit (including any added or third parties) include the Indemnified Party and Compton, and the Indemnified Party and Compton shall have been advised in writing by counsel that there is an actual or potential conflict in the interests of Compton, on the one hand, and the interests of the Indemnified Party, on the other hand, or additional defences are available to the Indemnified Party, in either case which makes representation by the same counsel inappropriate.

                  In each of cases (i), (ii) or (iii), Compton shall not have the right to assume the defence of such suit on behalf of the Indemnified Party, but Compton shall only be liable to pay the reasonable fees and disbursements of one firm of separate counsel, on a solicitor and his own client basis, in connection with any one such action or separate but substantially similar or related actions in any one jurisdiction for all Indemnified Parties.

         (d) Compton hereby acknowledges and agrees that, with respect to Sections 13 and 14, the Underwriters are contracting on their own behalf and as agents for their affiliates and

UNDERWRITING AGREEMENT
COMPTON PETROLEUM CORPORATION, FEBRUARY 14, 2005                   PAGE 29 OF 40


                  their respective directors, officers, shareholders, employees and agents and each person who controls any Underwriter (collectively, the "BENEFICIARIES"). In this regard, each of the Underwriters shall act as trustee for the Beneficiaries of the covenants of Compton under Sections 13 and 14 with respect to the Beneficiaries and accepts these trusts and shall hold and enforce such covenants on behalf of the Beneficiaries.

         (e) The rights of indemnity contained in this Section 13 shall not enure to the benefit of the Underwriters or any other Indemnified Party if Compton has complied with the provisions of Sections 5 and 6 and the person asserting any Claim contemplated by this Section 13 was not provided with a copy of the Offering Documents which corrects any untrue statement or information, misrepresentation or omission which is the basis of such Claim and which is required under the Securities Laws to be delivered to such person.

         (f) Compton also agrees that no Indemnified Party shall have any liability (whether direct or indirect, in contract or tort or otherwise) to Compton or any person asserting claims on behalf of or in right of Compton for or in connection with the matters provided for herein except to the extent any losses, expenses, claims, actions, damages, fines, penalties or liabilities incurred by Compton are determined by a court of competent jurisdiction in a final judgment that has become non-appealable to have resulted from the gross negligence, wilful misconduct, fraud or fraudulent misrepresentation of such Indemnified Party. Neither Compton nor any Indemnified Party will, without each of the other's prior express written consent, which consent shall not be unreasonably withheld, make any admission of liability, settle, compromise, consent to the entry of any judgement in or otherwise seek to terminate any action, suit, proceeding, investigation or claim in respect of which indemnification may be sought hereunder (whether or not any Indemnified Party is a party thereto) unless such settlement, compromise, consent or termination includes a release of each Indemnified Party and Compton from any liabilities arising out of such action, suit, proceeding, investigation or claim.

         (g) If any legal proceedings shall be instituted against Compton or if any regulatory authority or stock exchange shall carry out an investigation of Compton, in either case, any Indemnified Party is required to testify, or respond to procedures designed to discover information, in connection with or by reason of the services performed by the Underwriters hereunder, Compton shall pay and reimburse the Indemnified Parties for the other expenses reasonably incurred by the Indemnified Parties in connection with such proceedings or investigation and a fee at the normal PER DIEM rate for any director, officer or employee of the Underwriters involved in the preparation for or attendance at such proceedings or investigation.

         (h) The rights and remedies of the Underwriters set forth in Sections 13, 14 and 17 are to the fullest extent possible in law cumulative and not alternative and the election by any Underwriter to exercise any such right or remedy shall not be, and shall not be deemed to be, a waiver of any other rights and remedies.

         (i) Compton waives any right it may have of first requiring an Indemnified Party to proceed against or enforce any other right, power, remedy or security or claim or to claim payment from any other person before claiming under this indemnity. It is not necessary for an Indemnified Person to incur expense or make payment before enforcing such indemnity.

UNDERWRITING AGREEMENT
COMPTON PETROLEUM CORPORATION, FEBRUARY 14, 2005                   PAGE 30 OF 40


14.      CONTRIBUTION.

         (a) In order to provide for just and equitable contribution in circumstances in which the indemnity provided in Section 13 would otherwise be available in accordance with its terms but is, for any reason, held to be unavailable to or unenforceable by, in whole or in part, the Indemnified Parties or enforceable otherwise than in accordance with its terms, or is insufficient to hold any Indemnified Party harmless, Compton shall contribute to the amount paid or payable by the Indemnified Parties as a result of such Claim in such proportion as is appropriate to reflect not only the relative benefits received by Compton, on the one hand, and the Indemnified Parties, on the other hand, but also the relative fault of Compton and the Indemnified Parties as well as any relevant equitable considerations; provided that Compton shall in any event be liable to pay or contribute to the amount paid or payable by the Indemnified Parties under the Claim any amounts in excess of the aggregate amount of the fees actually received by the Indemnified Parties under this Agreement. However, no party who has engaged in any fraud, fraudulent misrepresentation, wilful misconduct or negligence shall be entitled to claim contribution from any person who has not engaged in such fraud, fraudulent misrepresentation, wilful misconduct or negligence. The relative benefits received by Compton, on the one hand, and the Indemnified Parties, on the other hand, shall be deemed to be in the same ratio as the total proceeds from the offering of the Offered Shares (net of the Underwriters' fee payable to the Underwriters pursuant to this Agreement but before deducting expenses) received by Compton is to the Underwriters' fee received by the Underwriters pursuant to this Agreement. The relative fault of Compton on one hand, and of the Indemnified Parties, on the other hand, shall be determined by reference to, among other things, whether the matters or things referred to in Section 13 which resulted in such Claims relate to information supplied by or steps or actions taken or done or not taken or done by or on behalf of Compton, or to information supplied by or steps or actions taken or done or not taken or done by or on behalf of the Underwriters and the relative intent, knowledge, access to information and opportunity to correct or prevent such statement, omission or misrepresentation, or other matter or thing referred to in Section 13.

         (b) For greater certainty, in the event of unenforceability or unavailability of the indemnity provided in Section 13, Compton shall not have any obligation to contribute pursuant to this Section 14 in respect of any Claim except to the extent the indemnity given by it in Section 13 would have been applicable to such Claim in accordance with its terms, had such indemnity been found to be enforceable and available to the Indemnified Parties.

         (c) The rights to contribution provided in this Section 14 shall be in addition to and not in derogation of any other right to contribution which the Indemnified Parties may have by statute or otherwise at law (provided that subsections (a) and (b) of this Section 14 shall apply, MUTATIS MUTANDIS, in respect of such other right) and the rights in this Section 14 shall remain operative and in full force and effect regardless of:

                  (i) acceptance of any Offered Shares and payment therefor; or

                  (ii)     any termination of this Agreement.

UNDERWRITING AGREEMENT
COMPTON PETROLEUM CORPORATION, FEBRUARY 14, 2005                   PAGE 31 OF 40


15.      EXPENSES.

         (a)      COMPTON'S EXPENSES.

                  Whether or not the transactions contemplated herein shall be completed, all costs and expenses (including applicable GST) of or incidental to the transactions contemplated hereby including, without limitation, those relating to the distribution of the Offered Shares, shall be borne by Compton including, without limitation, all costs and expenses of or incidental to the preparation, filing, reproduction (including the commercial copies thereof) of the Prospectuses, any Supplementary Material, the U.S. Wrap, any "greensheet" and the delivery thereof to the Underwriters, the fees and expenses of the Corporation's Counsel, the fees and expenses of agent counsel retained by the Corporation or the Corporation's Counsel, the fees and expenses of the Corporation's transfer agent and any auditors, engineers and other outside consultants, all stock exchange listing fees.

         (b)      UNDERWRITERS' EXPENSES.

                  Compton shall pay the reasonable out-of-pocket expenses of the Underwriters to a maximum amount of $10,000 and the reasonable legal fees of Underwriters' Counsel to a maximum amount of $35,000, plus reasonable disbursements and GST. All fees and expenses incurred by the Underwriters which are reimbursable hereunder shall be payable by Compton immediately upon receiving a detailed invoice therefor from the Underwriters.

16.      ALL TERMS TO BE CONDITIONS.

         All representations, warranties, terms and conditions of this Agreement for the benefit of the Underwriters shall be construed as conditions, and any breach of or failure to comply in any material respect with any of such representations, warranties, terms or conditions which are for the benefit of the Underwriters shall entitle the Underwriters to terminate their obligations to purchase the Offered Shares by giving notice in writing to that effect to Compton at or prior to the Closing Time. It is understood that the Underwriters may waive, in whole or in part, or extend the time for compliance with, any of such terms and conditions without prejudice to the rights of the Underwriters in respect of any such terms and conditions or any other or subsequent breach or non-compliance, provided that to be binding on the Underwriters any such waiver or extension must be in writing. No act of the Underwriters in offering the Offered Shares or in preparing or joining in the execution of the Offering Documents shall constitute a waiver of, or estoppel against, the Underwriters.

17.      TERMINATION BY UNDERWRITERS IN CERTAIN EVENTS.

         (a) Each Underwriter shall also be entitled to terminate its obligation to purchase the Offered Shares by written notice to that effect given to Compton at or prior to the Closing Time, if:

                  (i) any inquiry, investigation or other proceeding is announced, commenced or threatened or any order or ruling is issued (and has not been rescinded, revoked or withdrawn) by any securities regulatory authority, the TSX or any other competent authority (unless based solely upon the activities of the Underwriters), or there is any change of law or the interpretation or administration thereof, which operates to prevent or restrict or suspend or to materially adversely affect the trading or the distribution of the Offered Shares or any other securities of the Corporation; or

UNDERWRITING AGREEMENT
COMPTON PETROLEUM CORPORATION, FEBRUARY 14, 2005                   PAGE 32 OF 40


                  (ii) there occurs or is discovered any change, fact or event as is contemplated in Subsection 6(a) (other than a change, fact or event related solely to the Underwriters) which in the Underwriters' sole opinion or any one of them, acting reasonably, could reasonably be expected to have a material adverse effect on the business, operations, assets, liabilities (contingent or otherwise), capital or condition (financial or otherwise), prospects or affairs of the Corporation or a significant adverse effect on the market price, value or marketability of the Common Shares; or

                  (iii) if there should develop, occur or come into effect or existence any event, action, state, condition or major financial occurrence of national or international consequences, any acts of terrorism or hostilities or escalation thereof or other calamity or crises, or any law or regulation which, in the Underwriters' opinion, or one of them, acting reasonably, seriously adversely affects, or involves, or would be expected to seriously adversely affect or involve, the financial markets in Canada or the business, operations or affairs of Compton and the Subsidiaries (taken as a whole); or

                  (iv) an order to cease or suspend trading in any securities of Compton is made by any Securities Commission, stock exchange or other competent authority by reason of the fault of Compton or its directors, officers and agents and such order is not rescinded, revoked or withdrawn to the Closing Time; or

                  (v) there is announced any change or proposed change in the income tax laws of Canada or the interpretation or administration thereof and such change would, in or its opinion, acting reasonably, be expected to have a significant adverse effect on the market price or value of the Common Shares; or

                  (vi) the issue and sale of the Offered Shares has not occurred by February 28, 2005 or such later date as the Corporation and the Underwriters may agree.

         (b) If an Underwriter elects to terminate its obligation pursuant to Section 17(a) with respect to the purchase of the Offered Shares, there shall be no further liability on the part of such Underwriter or of Compton to such Underwriter, except in respect of any liability which may have arisen or may thereafter arise under Sections 13, 14 and 15.

         (c) The right of the Underwriters or any of them to terminate their respective obligations under this Agreement is in addition to such other remedies as they may have in respect of any default, act or failure to act of Compton in respect of any of the matters contemplated by this Agreement. A notice of termination given by one Underwriter under this Section 17 shall not be binding upon the other Underwriters.

18.      MARKET STABILIZATION.

         In connection with the distribution of the Offered Shares , the Underwriters and the Selling Firms may effect transactions which stabilize or maintain the market price of the Offered Shares at levels above those which might otherwise prevail in the open market in compliance with Securities Laws. Such stabilizing transactions, if any, may be discontinued at any time.

UNDERWRITING AGREEMENT
COMPTON PETROLEUM CORPORATION, FEBRUARY 14, 2005                   PAGE 33 OF 40


19.      OBLIGATIONS OF THE UNDERWRITERS TO BE SEVERAL.

         (a) Subject to the terms and conditions hereof, the obligation of the Underwriters to purchase the Offered Shares shall be several and not joint, nor joint and several. The percentage of the Offered Shares to be severally purchased and paid for by each of the Underwriters shall be as follows:

                  DEALER                                             PERCENTAGE
                  ------                                             ----------
                  Tristone Capital Inc...........................      25.0%
                  GMP Securities Ltd. ...........................      15.0%
                  FirstEnergy Capital Corp. .....................      12.0%
                  TD Securities Inc. ............................      12.0%
                  BMO Nesbitt Burns Inc. ........................       7.5%
                  CIBC World Markets Inc. .......................       6.0%
                  Orion Securities Inc. .........................       6.0%
                  Raymond James Ltd. ............................       6.0%
                  Scotia Capital Inc.............................       6.0%
                  Salman Partners Inc. ..........................       4.5%

                  Total                                                100%

         (b) If one or more of the Underwriters shall fail to purchase its applicable percentage of the total number of the Offered Shares at the Closing Time and such failure shall constitute a default in its obligation under this Agreement, the remaining Underwriters shall be obligated severally to purchase such Offered Shares which the defaulting Underwriters have failed to purchase, in the proportions that the percentage set forth opposite the name of each of the remaining Underwriters bears to the aggregate of such percentages (or in such other proportions as the remaining Underwriters may agree); provided that, if the total number of Offered Shares which one or more of the Underwriters has failed to purchase exceeds 8% of the total number of Offered Shares which the Underwriters have agreed to purchase pursuant to this Agreement:

                  (i) the remaining Underwriters shall have the right, but not the obligation, to purchase severally all but not less than all of the Offered Shares in such proportions as may be agreed upon by the non-defaulting Underwriters, and the non-defaulting Underwriters shall have the right, by notice in writing to Compton, to postpone the Closing Date for a period not exceeding five Business Days to effect such purchase; and

UNDERWRITING AGREEMENT
COMPTON PETROLEUM CORPORATION, FEBRUARY 14, 2005                   PAGE 34 OF 40


                  (ii) if the non-defaulting Underwriters elect not to exercise such right to assume the entire obligation of the defaulting Underwriters, such non-defaulting Underwriters shall be entitled, by notice to Compton, to terminate, without liability, their obligations to purchase their original percentage of the Offered Shares and Compton shall not be obligated to sell less than all of the Offered Shares and shall have the right to terminate its obligations hereunder without liability on its part, except under Sections 13, 14 and 17, in respect of such non-defaulting Underwriters.

         (c) Nothing in this Section 19 shall relieve any Underwriter in default from liability to Compton or to any non-defaulting Underwriter in respect of its default hereunder.

20.      AUTHORITY TO BIND UNDERWRITERS.

         The Corporation shall be entitled to and shall act on any notice, waiver, extension or communication given by or on behalf of the Underwriters by Tristone, which shall represent the Underwriters and which shall have the authority to bind the Underwriters in respect of all matters hereunder, except in respect of any settlement under
         Section 13 or Section 14, any matter referred to in Section 17 or any agreement under Section 19. While not affecting the foregoing provisions of this Section 20, Tristone shall use commercially reasonable efforts to consult with the other Underwriters with respect to any such notice, waiver, extension or other communication.

21.      RELATIONSHIP BETWEEN THE CORPORATION AND THE UNDERWRITERS.

         The Corporation:

         (a) acknowledges and agrees that the Underwriters have certain statutory obligations as registrants under the Securities Laws and have fiduciary relationships with their clients;

         (b) acknowledges and agrees that the Underwriters are neither the agents of the Corporation nor otherwise fiduciaries of the Corporation; and

         (c) consent to the Underwriters acting hereunder while continuing to act for their clients.

         To the extent that the Underwriters' statutory obligations as registrants under the Securities Laws or fiduciary relationships with their clients conflict with their obligations hereunder, the Underwriters shall be entitled to fulfil their statutory obligations as registrants under the Securities Laws and their duties to their clients. Nothing in this Agreement shall be interpreted to prevent the Underwriters from fulfilling their statutory obligations as registrants under the Securities Laws or to act as a fiduciary of their clients.

22.      NOTICES.

         Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be delivered:

         (a)      in the case of Compton, to the following address;

                  Compton Petroleum Corporation
                  3300, 425 - 1st Street S.W.
                  Calgary, Alberta
                  T2P 3L8

UNDERWRITING AGREEMENT
COMPTON PETROLEUM CORPORATION, FEBRUARY 14, 2005                   PAGE 35 OF 40


                  Fax:          (403) 237-9410
                  Attention:    Norman G. Knecht

                  with a copy to:

                  Stikeman Elliott LLP
                  4300 Bankers Hall West
                  888 - 3rd Street SW
                  Calgary, Alberta
                  T2P 5C5

                  Fax:          (403) 266-7824
                  Attention:    David R. J. Lefebvre

         (b)      in the case of the Underwriters to the following address:

                  Tristone Capital Inc.
                  Suite 1800, 335 - 8th Avenue S.W.
                  Calgary, Alberta
                  T2P 1C9

                  Fax:          (403) 539-4365
                  Attention:    R. Bradley Hurtubise


                  GMP Securities Ltd.
                  1600, 500 - 4th Avenue S.W.
                  Calgary, Alberta
                  T2P 2V6

                  Fax: (403) 543-3589
                  Attention:    Thomas A. Budd


                  FirstEnergy Capital Corp.
                  1600, 333 - 7th Avenue S.W.
                  Calgary, Alberta
                  T2P 2Z1

                  Fax: (403) 260-5751
                  Attention:    John S. Chambers


                  TD Securities Inc.
                  8th Floor, 324 - 8th Avenue S.W.
                  Calgary, Alberta
                  T2P 2W1

                  Fax:          (403) 292-7776

UNDERWRITING AGREEMENT
COMPTON PETROLEUM CORPORATION, FEBRUARY 14, 2005                   PAGE 36 OF 40


                  Attention:    David I. Holm


                  BMO Nesbitt Burns Inc.
                  2200, 333 - 7th Avenue S.W.
                  Calgary, Alberta
                  T2P 2Z1

                  Fax:          (403) 515-1535
                  Attention:    Jason J. Zabinsky


                  CIBC World Markets Inc.
                  9th Floor, Bankers Hall East
                  855 - 2nd Street S.W.
                  Calgary, Alberta
                  T2P 4J7

                  Fax:          (403) 260-0524
                  Attention:    Arthur N. Korpach


                  Orion Securities Inc.
                  1210, 335 - 8th Avenue S.W.
                  Calgary, Alberta
                  T2P 1C9

                  Fax:          (403) 263-9794
                  Attention:    Lee A. Pettigrew

                  Raymond James Ltd.
                  Suite 2500, 707 - 8th Avenue S.W.
                  Calgary, Alberta
                  T2P 1H5

                  Fax:          (403) 509-0535
                  Attention:    Jason Holtby

                  Scotia Capital Inc.
                  2000, 700 - 2nd Street S.W.
                  Calgary, Alberta
                  T2P 2N7

                  Fax:          (403) 298-4099
                  Attention:    Craig M. Langpap

                  Salman Partners Inc.
                  4450, 888 - 3rd Street S.W.
                  Calgary, Alberta
                  T2P 5C5

UNDERWRITING AGREEMENT
COMPTON PETROLEUM CORPORATION, FEBRUARY 14, 2005                   PAGE 37 OF 40


                  Fax:          (403) 261-6099
                  Attention:    Francesco G. Mele

                  with a copy to:

                  Fraser Milner Casgrain LLP
                  30th Floor, 237 - 4th Avenue S.W.
                  Calgary, Alberta
                  T2P 4X7

                  Fax:          (403) 268-3100
                  Attention:    Dorothy A. Dawe

         Compton and the Underwriters may change their respective addresses for notices by notice given in the manner aforesaid. Any such notice or other communication shall be in writing and, unless delivered personally to the addressee or to a responsible officer of the addressee, as applicable, shall be given by facsimile transmission and shall be deemed to have been given (i) in the case of a notice delivered personally to a responsible officer of the addressee, when so delivered; and (ii) in the case of a notice delivered or given by facsimile transmission, on the first Business Day following the day on which it is sent.

23.      MISCELLANEOUS.

         (a) This Agreement shall enure to the benefit of, and shall be binding upon, the Underwriters and Compton and their respective successors and legal representatives.

         (b) This Agreement shall be governed by and interpreted in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein without reference to its conflicts of laws provisions. Each of the parties hereto irrevocably attorns to the jurisdiction of the courts of the Province of Alberta.

         (c) If any provision of this Agreement is determined to be invalid or unenforceable in whole or in part, such invalidity or unenforceability shall attach only to such provision or part thereof and the remaining part of such provision and all other provisions hereof shall continue in full force and effect. The invalidity or unenforceability of any provision in any particular jurisdiction shall not affect its validity or enforceability in any other jurisdiction where it is valid or enforceable.

         (d) Time shall be of the essence hereof and, following any waiver or indulgence by any party, time shall again be of the essence hereof.

         (e) All representations, warranties, covenants and agreements of Compton and the Underwriters herein contained or contained in documents submitted pursuant to this Agreement and in connection with the transaction of purchase and sale herein contemplated shall survive the purchase and sale of the Offered Shares and the termination of this Agreement and shall continue in full force and effect for the benefit of the Underwriters or Compton, as the case may be, regardless of any subsequent disposition of the Offered Shares or any investigation by or on behalf of the Underwriters with respect thereto for a period of one year following the Closing Date. The Underwriters shall be entitled to rely on the representations and warranties of Compton contained herein or delivered pursuant hereto notwithstanding any investigation which

UNDERWRITING AGREEMENT
COMPTON PETROLEUM CORPORATION, FEBRUARY 14, 2005                   PAGE 38 OF 40


                  the Underwriters may undertake or which may be undertaken on the Underwriters' behalf. Compton shall be entitled to rely on the representations and warranties of the Underwriters contained herein notwithstanding any investigation which Compton may undertake or which may be undertaken on their behalf.

         (f) Each of the parties hereto shall be entitled to rely on delivery of a facsimile copy of this Agreement and acceptance by each such party of any such facsimile copy shall be legally effective to create a valid and binding agreement between the parties hereto in accordance with the terms hereof.

         (g) This Agreement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original and all of which when taken together shall constitute one and the same agreement.

         (h) This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and the terms and conditions of this Agreement supersede any previous verbal or written agreement between the Underwriters or any of them and Compton with respect to this offering including, without limitation, the engagement letter between Compton and Tristone dated February 1, 2005 and accepted by Compton on February 2, 2005.

         (i) Each of the parties hereto shall promptly do, make, execute or deliver, or cause to be done, made, executed or delivered, all such further acts, documents and things as the other party hereto may reasonably require from time to time for the purposes of giving effect to this Agreement and shall use reasonable commercial efforts and take all such steps as may be reasonably within its power to implement to their full extent the provisions of this Agreement.

         (j) Unless otherwise stated, all references to currency in this Agreement are references to Canadian currency.

         (k) Schedules A and B attached hereto are incorporated into and form part of this Agreement.



            [The remainder of this page is intentionally left blank]

UNDERWRITING AGREEMENT
COMPTON PETROLEUM CORPORATION, FEBRUARY 14, 2005                   PAGE 39 OF 40


If this letter accurately reflects the terms of the transactions which we are to enter into and are agreed to by you, please communicate your acceptance by executing the enclosed copies of this letter where indicated and returning them to Fraser Milner Casgrain LLP.

Yours very truly,


TRISTONE CAPITAL INC.                           GMP SECURITIES LTD.


By: /s/ R. Bradley Hurtubise                    By: /s/ Thomas A. Budd



FIRSTENERGY CAPITAL CORP.                       TD SECURITIES INC.


By: /s/ John S. Chambers                        By: /s/ David I. Holm



BMO NESBITT BURNS INC.                          CIBC WORLD MARKETS INC.


By: /s/ Jason J. Zabinsky                       By: /s/ Art N. Korpach



ORION SECURITIES INC.                           RAYMOND JAMES LTD.


By: /s/ Daniel J. Cristall                      By: /s/ Jason Holtby



SCOTIA CAPITAL INC.                             SALMAN PARTNERS INC.


By: /s/ Craig M. Langpap                        By: /s/ Francesco G. Mele

UNDERWRITING AGREEMENT
COMPTON PETROLEUM CORPORATION, FEBRUARY 14, 2005                   PAGE 40 OF 40


Accepted and agreed to by the undersigned as of the date of this letter first written above.


COMPTON PETROLEUM CORPORATION


By:  /s/ Ernie. G. Sapieha

                                   SCHEDULE A

                            TERMS AND CONDITIONS FOR
                         UNITED STATES OFFERS AND SALES



            THIS IS SCHEDULE "A" TO THE UNDERWRITING AGREEMENT AMONG COMPTON PETROLEUM CORPORATION, TRISTONE CAPITAL INC., GMP
    SECURITIES INC., TD SECURITIES Inc., BMO NESBITT BURNS INC., CIBC WORLD
            MARKETS INC., ORION SECURITIES INC., RAYMOND JAMES LTD.,
                  SCOTIA CAPITAL INC. and SALMAN PARTNERS INC.
                             dated February 14, 2005

1. As used in this Schedule A, capitalized terms used herein and not defined herein shall have the meanings ascribed thereto in the Underwriting Agreement and the following terms shall have the meanings indicated:

         "AFFILIATE" means "affiliate" as defined in Rule 405 under the U.S. Securities Act;

         "DIRECTED SELLING EFFORTS" means directed selling efforts as that term is defined in Regulations S. Without limiting the foregoing, but for greater clarity in this Schedule A, it means, subject to the exclusions from the definition of directed selling efforts contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the Offered Shares and includes the placement of any advertisement in a publication with a general circulation in the United States that refers to the Offering of the Offered Shares;

         "DISTRIBUTION PERIOD" means the period commencing on the date of the Underwriting Agreement and ending on the earlier of (i) the date on which all of the Offered Shares have been sold by the Underwriters to the public pursuant to the Prospectus and (ii) the Closing Date;

         "DOCUMENTS" means the U.S. Wrap and the Final Prospectus;

         "INSTITUTIONAL ACCREDITED INVESTOR" means an institutional "accredited investor" within the meaning of Rule 501(a)(1), (2), (3) or (7) under the U.S. Securities Act;

         "QUALIFIED INSTITUTIONAL BUYER" means a "qualified institutional buyer" as that term is defined in Rule 144A;

         "REGULATION D" means Regulation D adopted by the SEC under the U.S. Securities Act;

         "REGULATION S" means Regulation S adopted by the SEC under the U.S. Securities Act;

         "RULE 144A" means Rule 144A adopted by the SEC under the U.S. Securities Act;

         "SEC" means the United States Securities and Exchange Commission;

         "SELLING DEALER GROUP" means the dealers and brokers, other than the Underwriters who participate in the offer and sale of the Offered Shares pursuant to the Underwriting Agreement;

         "SELLING GROUP MEMBER" means a member of the Selling Dealer Group;

         "SUBSTANTIAL U.S. MARKET INTEREST" means "substantial U.S. market interest" as that term is defined in Regulation S;

         "UNDERWRITING AGREEMENT" means the underwriting agreement among Compton Petroleum Corporation, Tristone Capital Inc., GMP Securities Ltd., TD Securities Inc., BMO Nesbitt Burns Inc., CIBC World Markets Inc., Orion Securities Inc., Raymond James Ltd., Scotia Capital Inc. and Salman Partners Inc. dated February , 2005;

         "UNITED STATES" means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia.

         "U.S. EXCHANGE ACT" means the UNITED STATES SECURITIES EXCHANGE ACT OF 1934, as amended;

         "U.S. SECURITIES ACT" means the UNITED STATES SECURITIES ACT OF 1933, as amended; and

         "U.S. WRAP" means the confidential final U.S. placement memorandum in form and substance satisfactory to the Corporation and the Underwriters used in connection with offers and sales of the Offered Shares in the United States, which will be of even date with, and accompanied by, the Prospectus.

2.       The Underwriters severally but not jointly:

         (a) acknowledge that the Offered Shares have not been and will not be registered with the SEC under the U.S. Securities Act and that the Offered Shares are being offered and sold pursuant to a prospectus under Canadian securities laws and in reliance upon an exemption from registration and a "safe harbour" provided by Regulation S (supplemented, in the case of offers and sales by the Underwriters or by members of the Selling Dealer Group through their respective United States affiliates to Qualified Institutional Buyers in the United States, by the exemption from registration provided by Rule 144A), and are being offered by the Underwriters or by members of the Selling Dealer Group through their respective United States affiliates, and sold directly by the Corporation, to Institutional Accredited Investors in the United States in reliance upon the exemption from registration provided by Rule 506 of Regulation D; and

         (b) agree that neither they, nor any member of the Selling Dealer Group, nor any of their respective affiliates nor any person acting on behalf of any of the foregoing:

                  (i) have engaged or will engage in any Directed Selling Efforts with respect to the Offered Shares,

                  (ii) except to the extent permitted by Section 3 of this Schedule A, have made or will make (A) any offer to sell or solicitation of an offer to buy any of the Offered Shares to any person in the United States, or
                           (B) any sale of the Offered Shares to any person unless (1) it and any person acting on its behalf reasonably believe that, at the time such person placed the order to purchase Offered Shares, such person was outside the United States, and (2) such sale is otherwise in compliance with the applicable requirements of Regulation S,

                  (iii) have taken or will take, directly or indirectly, any action which would constitute a violation of Regulation M under the U.S. Exchange Act, or

                  (iv) have solicited or will solicit offers for, or offers to sell, the Offered Shares by means of any form of general solicitation or general advertising (as those terms are used in Regulation D) or in any manner involving a public offering within the meaning of
                           Section 4(2) of the U.S. Securities Act.

3. It is understood and agreed by the Underwriters that the Offered Shares may be offered and sold by the Underwriters and Selling Group Members in the United States only:

         (a) through their respective United States affiliates, each of which will be on the dates of such offers and sales duly registered as a broker-dealer pursuant to Section 15(b) of the U.S. Exchange Act and under the securities laws of each state in which such offers and sales were made (unless exempted from the respective state's broker-dealer registration requirements) and a member in good standing with the National Association of Securities Dealers, Inc.;

         (b) either (i) as principals, pursuant to the provisions of Rule 144A to persons who are or are reasonably believed by them to be Qualified Institutional Buyers in transactions meeting the requirements of Rule 144A or (ii) on behalf of the Corporation, pursuant to the provisions of Rule 506 of Regulation D to persons who are or are reasonably believed by them to be Institutional Accredited Investors;

         (c) in compliance with any applicable state securities laws of the United States and all United States state and federal laws governing the registration and conduct of securities brokers and dealers;

         (d) provided that prior to any sale of Offered Shares, each purchaser shall have been provided with a copy of the Documents (and all amendments and supplements thereto and final forms thereof) and if the purchaser is purchasing as an Institutional Accredited Investor, then such purchaser shall have executed and delivered a U.S. Purchaser's Letter in the form annexed to the U.S. Wrap as Exhibit 1; and

         (e) provided that, at the Closing Date, each Underwriter together with its U.S. affiliate(s) who offered and sold the Offered Shares in the United States will provide a certificate, substantially in the form of Exhibit A hereto, relating to the manner of the offer and sale of the Offered Shares in the United States or a written confirmation that it did not offer or sell any Offered Shares in the United States or arrange for any purchasers in the United States.

4. The Underwriters agree that they have caused or will promptly cause each Selling Group Member to acknowledge in writing its awareness of and agreement to be bound by the provisions of this Schedule A in connection with all offers and sales of the Offered Shares.

5. The Underwriters have not entered, and will not enter, into any contractual arrangement without the prior written consent of the Corporation with respect to the distribution of the Offered Shares, except:

         (a)      with their affiliates, or

         (b) with Selling Group Members in accordance with Section 4 of this Schedule A, except that nothing in this Schedule A shall in any way restrict offers and sales pursuant to this Schedule A in accordance with Rule 144A.

6. The Corporation hereby represents and warrants to the Underwriters that:

         (a) the U.S. Wrap of the Corporation at the date hereof, does not and at the Closing Date will not (and any amendment or supplement thereto or final form thereof, at the date thereof and at the Closing Date, will not), contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading;

         (b) neither the Corporation, nor any of its affiliates (other than an Underwriter, a Selling Group Member, and their respective affiliates, in respect of which no representation is made) has, directly or indirectly, made offers or sales of any security, or solicited offers to buy any security, under circumstances that would require the registration of the Offered Shares under the U.S. Securities Act;

         (c) the Offered Shares satisfy the eligibility requirements of Rule 144A(d)(3) under the U.S. Securities Act in that they are not part of a class listed on a national securities exchange in the United States, quoted in an automated inter-dealer system in the United States, or convertible or exchangeable at an effective conversion premium or exercise premium (calculated as specified in paragraph (a)(6) or paragraph
                  (a)(7) of Rule 144A under the U.S. SECURITIES ACT) of less than 10% for securities so listed or quoted;

         (d) the Corporation is not and does not own or control an open-end investment company, unit investment trust or face amount certificate company that is registered or required to be registered or a closed-end investment company required to be registered but not registered under the UNITED STATES INVESTMENT COMPANY ACT OF 1940, as amended;

         (e) the Corporation has not, in connection with the offer and sale of the Offered Shares, paid or agreed to pay to any person any compensation for soliciting another to purchase any securities of the Corporation (except as contemplated by this Agreement);

         (f) neither the Corporation, its affiliates nor any person acting on its behalf (other than an Underwriter or a member of the Selling Dealer Group, and their respective affiliates, in respect of which no representation is made) has taken, directly or indirectly, any action which would constitute a violation of Regulation M under the U.S. Exchange Act in connection with the offer and sale of the Offered Shares;

         (g) neither the Corporation nor any of its predecessors or affiliates has been subject to any order, judgement, or decree of any court of competent jurisdiction temporarily, preliminarily or permanently enjoining such person for failure to comply with Rule 503 of Regulation D;

         (h) the Corporation is a "foreign issuer" within the meaning of Regulation S and reasonably believes that there is no Substantial U.S. Market Interest in the Offered Shares or in any Securities of the Corporation which are of the same class as the Offered Shares;

         (i) the Corporation is not now and as a result of the sale of Offered Shares contemplated hereby will not be, required to register as an "investment Company" pursuant to the provisions of the UNITED STATES INVESTMENT COMPANY ACT OF 1940, as amended;

         (j) none of the Corporation, any of its affiliates, or any person acting on its or their behalf (other than the Underwriters and their affiliates, as to which the Corporation makes no representation) has made any Directed Selling Efforts in the United States, or has engaged in any form of general solicitation or general advertising (as those terms are used in Regulation D), including, without limitation, advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or on the internet or broadcast over radio, television or the internet, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising, or otherwise made a public offering within the meaning of Section 4(2) of the U.S. Securities Act in connection with the offer or sale of the Offered Shares in the United States; and

         (k) except for marketing activities conducted pursuant to the offering, the Corporation has not, within the six months prior to the date hereof, sold, offered for sale or solicited any offer to buy any of its securities (including Common Shares) except for offers and sales of Common Shares, pursuant to and in accordance with the Corporation's stock option plan.

7.       The Corporation covenants and agrees with the Underwriters that:

         (a) If at any time prior to the end of the Distribution Period, any event occurs as a result of which the Documents, as then amended or supplemented, would include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, or if it should be necessary to amend or supplement the Documents to comply with applicable law, the Corporation will promptly notify the Underwriters of the same and will prepare and provide to the Underwriters an amendment or supplement which will correct such statement or omission or effect such compliance;

         (b) neither the Corporation, nor any of its affiliates, nor any person acting on its or their behalf (other than an Underwriter, a Selling Group Member, and their respective affiliates, in respect of which no covenant is given) will, directly or indirectly, make offers or sales of any security, or solicit offers to buy any security, under circumstances that would require the registration of the Offered Shares under the U.S. Securities Act;

         (c) neither the Corporation, nor any of its affiliates, nor any person acting on its or their behalf (other than an Underwriter, a member of the Selling Dealer Group, and their respective affiliates, in respect of which no covenant is given) will engage in any form of general solicitation or general advertising (within the meaning of Regulation D) or otherwise make a public offering within the meaning of Section 4(2) of the U.S. Securities Act in connection with any offer or sale of the Offered Shares in the United States;

         (d) so long as any of the Offered Shares are "restricted securities" within the meaning of Rule 144(a)(3) under the U.S. Securities Act, the Corporation will, during any period in which it is not subject to and in compliance with Section 13 or 15(d) of the U.S. Exchange Act and it is not exempt from such reporting requirements pursuant to and in compliance with Rule 12g3-2(b) under the U.S. Exchange Act, provide to each holder of such restricted securities and to each prospective purchaser (as designated by such holder) of such restricted securities, upon the request of such holder or prospective purchaser, any information required to be provided by Rule 144A(d)(4) under the U.S. Securities Act (and this covenant is intended to be for the benefit of the holders, and the prospective purchasers designated by such holders, from time to time of such restricted securities);

         (e) neither the Corporation, nor any of its affiliates, nor any person acting on its or their behalf (other than an Underwriter, a Selling Group Member, and their respective affiliates, in respect of which no covenant is given) will engage in any Directed Selling Efforts with respect to the Offered Shares;

         (f) neither the Corporation, its affiliates nor any person acting on its behalf (other than an Underwriter or a member of the Selling Dealer Group, and their respective affiliates, in respect of which no representation is made) will take, directly or indirectly, any action which would constitute a violation of Regulation M under the U.S. Exchange Act in connection with the offer and sale of the Offered Shares;

         (g) for so long as the Offered Shares are outstanding, the Corporation will not become and will not own or control an open-end investment company, unit investment trust or face amount certificate company which is registered or required to be registered or a closed-end investment company required to be registered but not registered under the INVESTMENT COMPANY ACT OF 1940, as amended;

         (h) all offers and sales by the Corporation of the Offered Shares in the United States will be made to Institutional Accredited Investors. Immediately prior to transmitting the Documents (as defined below) to such offerees, the Corporation had reasonable grounds to believe and did believe that each offeree was an Institutional Accredited Investor, and, on the date hereof, the Corporation continues to believe that each purchaser of Common Shares in the United States is an Institutional Accredited Investor;

         (i) the Corporation has not used and will not use any written material other than the Preliminary Prospectus and the Documents and each offeree of the Common Shares in the United States has been sent a copy of the Documents; and

         (j) prior to any sale of Common Shares in the United States, the Corporation shall cause each purchaser in the United States to sign a U.S. Purchaser's letter, in the form of Exhibit I to the U.S. Wrap, containing certain representations, warranties and agreement to the Corporation.

                                    EXHIBIT A

                            UNDERWRITERS' CERTIFICATE

In connection with the offer and sale in the United states of the Common Shares (the "SECURITIES") of Compton Petroleum Corporation (the "CORPORATION") pursuant to the Underwriting Agreement dated February 14, 2005 among the Corporation and the Underwriters named therein (the "UNDERWRITING AGREEMENT"), each of the undersigned does hereby certify as follows:

1. [NAME OF UNDERWRITER'S U.S. AFFILIATE] is a duly registered as a broker-dealer under Section 15(b) of the U.S. Exchange Act and is a member of and in good standing with the National Association of Securities Dealers, Inc. on the date hereof, and all offers and sales of the Securities in the United States will be effected by [UNDERWRITER'S U.S. AFFILIATE] in accordance with all U.S. state and federal laws governing the registration and conduct of brokers and dealers;

2. each offeree that was in the United States at the time of such offer or sale was provided with a copy of the Preliminary U.S. Wrap, including the Preliminary Prospectus, or the U.S. Wrap, including the Final Prospectus, each purchaser in the United States was provided with a copy of the U.S. Wrap, including the Final Prospectus, and no other written material has been used by us or will be used by us in connection with the offering of the Securities;

3. (A) immediately prior to transmitting any of the documents identified in paragraph 2 to any offeree in the United States, we had reasonable grounds to believe and did believe that (x) if the offer was made by us as principal, pursuant to Rule 144A, such offeree was a Qualified Institutional Buyer, and (y) if the offer was made by us as agents on behalf of the Corporation, pursuant to Rule 506 of Regulation D, such offeree was an Institutional Accredited Investor, and (B) we have reasonable grounds to believe and do believe that (x) each person in the United States purchasing Securities from us is a Qualified Institutional Buyer, and (y) each person in the United States that we have arranged to purchase Securities from the Corporation is an Institutional Accredited Investor;

4. no form of general solicitation or general advertising (as those terms are used in Regulation D under the U.S. Securities Act) was used by us, including, without limitation, advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or on the internet or broadcast over radio, television or the internet, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising, in connection with the offer or sale of the Securities in the United States;

5. the offering of the Securities in the United States has been conducted by us in accordance with the terms of the Underwriting Agreement;

6. prior to any sale of Securities in the United States [NAME OF UNDERWRITER] caused the purchaser who is purchasing as an Institutional Accredited Investor in reliance upon Rule 506 of Regulation D, a U.S. Purchasing Letter in the form annexed as Exhibit I to the U.S. Wrap.

Terms used in this certificate have the meanings given to them in the Underwriting Agreement unless otherwise defined herein.

Date this ___________ day of February, 2005


[UNDERWRITER]                             [U.S. AFFILIATE]

By: /s/                                   By: /s/
    ----------------------------              -----------------------------
    Name:                                     Name:
    Title:                                    Title:

                                   SCHEDULE B


1. Each of the Corporation and Hornet Energy Ltd. has been incorporated or amalgamated, as the case may be, and is subsisting under the laws of the jurisdiction of its incorporation and has all requisite corporate capacity, power and authority to carry on its business as now conducted by it and to own its properties and assets and is qualified to carry on business under the laws of the jurisdictions where it carries on a material portion of its business and the Partnership is a partnership formed and existing under the laws of the Province of Alberta and has all requisite partnership power and authority to carry on its business as now conducted by it and to own its property and assets and is qualified to carry on business under the laws of the jurisdictions where it carries on a material portion of its business;

2. the Corporation has full corporate power and authority to enter into this Agreement and to perform its obligations set out herein and this Agreement has been duly authorized, executed and delivered by the Corporation and this Agreement constitutes a legal, valid and binding obligation of the Corporation enforceable against the Corporation in accordance with its terms, subject to reasonable opinion qualifications;

3. the execution and delivery of this Agreement and the fulfillment of the terms hereof by the Corporation, and the performance of and compliance with the terms of this Agreement by the Corporation does not and will not result in a breach of, or constitute a default under, and does not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of or constitute a default under:

         (a) any applicable securities laws of the Province of Alberta or the federal laws of Canada applicable therein;

         (b) any term or provision of the articles, by-laws or other constating documents, as applicable, of the Corporation or any resolutions of the shareholders or directors (or any committee thereof) of the Corporation;

         (c) to the knowledge of counsel, any indenture, mortgage, note, contract, agreement (written or oral), instrument, lease or other document to which the Corporation or any Subsidiary is a party or by which it or any Subsidiary is bound on the Closing Date; or

         (d) to the knowledge of counsel, any judgment, decree or order, of any court, governmental agency or body or regulatory authority having jurisdiction over the Corporation or any Subsidiary or their respective properties or assets, which default or breach might reasonably be expected to materially adversely affect the business, operations, capital or condition (financial or otherwise) or assets of the Corporation and its Subsidiaries (taken as a whole);

4. the Offered Shares have been validly issued as fully paid and non-assessable Common Shares of the Corporation;

5. the Corporation is a "reporting issuer" not in default of any requirement of the Securities Acts each of the Qualifying Jurisdictions;

6. the attributes of the Offered Shares conform in all material respects with the description thereof contained in the Final Prospectus;

7. all necessary documents have been filed, all necessary proceedings have been taken and all legal requirements have been fulfilled as required under the applicable securities laws of each of the Qualifying Jurisdictions in order to qualify the Offered Shares for distribution and sale to the public in each of such Qualifying Jurisdiction by or through investment dealers and brokers duly registered under the applicable securities laws of such provinces who have complied with the relevant provisions of such applicable securities laws;

8. the Corporation has the necessary corporate power and authority to execute and deliver the Final Prospectus and all necessary corporate action has been taken by the Corporation to authorize the execution and delivery by it of the Final Prospectus and the filing thereof, as the case may be, in each of the Qualifying Jurisdictions in accordance with applicable securities laws;

9. the Offered Shares are qualified investments as set out under the heading "Eligibility for Investment" in the Final Prospectus; and

10. the Offered Shares have been conditionally approved for listing upon the TSX, subject to the Standard Listing Conditions;

and additionally relating to the authorized and issued capital of the Corporation.